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TABLE OF CONTENTS

UNCONSOLIDATED FINANCIAL STATEMENTS	UF-1
Report of the Commissaire	UF-2
Report of the Board of Directors	UF-3
Annual Accounts
Balance Sheets	UF-4
Statements of Profit and Loss	UF-5
Notes to the Accounts	UF-6
CONSOLIDATED FINANCIAL STATEMENTS	CF-1
Report of Independent Registered Public Accounting Firm	CF-2
Consolidated Statements of Operations	CF-3
Consolidated Balance Sheets	CF-5
Consolidated Statement of Shareholders' Equity	CF-6
Consolidated Statement of Cash Flows	CF-7
Notes to Consolidated Financial Statements	CF-8
REPORT OF THE BOARD OF DIRECTORS	R-1

STOLT-NIELSEN S.A.
SOCIETE ANONYME HOLDING

DIRECTORS' REPORT FOR 2005 AND

ANNUAL ACCOUNTS FOR THE YEARS ENDED NOVEMBER 30, 2005 AND 2004

TOGETHER WITH REPORT OF THE COMMISSAIRE

REPORT OF THE COMMISSAIRE
TO THE SHAREHOLDERS OF

STOLT-NIELSEN S.A.
30 November 2005

In accordance with legal and statutory requirements, we are pleased to report to you on the execution of our engagement as Commissaire in respect of the year ended November 30, 2005 following the mandate granted to us.

Our examination was carried out in accordance with the provisions of Article 62 of the law of 10 August 1915 (as modified), which does not require the Commissaire to give an opinion on the financial statements. Consequently, we have not verified the financial statements in accordance with International Standards on Auditing.

We have confirmed that the financial statements at November 30, 2005 and 2004, showing a balance sheet total of U.S. $535,316,314 and U.S. $502,051,044 and a result for the years then ended of U.S. $197,050,000 and U.S. $nil are in accordance with the accounting records and with documentary evidence submitted to us.

We propose that these financial statements be approved and that discharge be granted to the Board of Directors.

Maitland Luxembourg S.A.
/s/ JOHN KLEYNHANS

Luxembourg
28 April 2006

STOLT-NIELSEN S.A.
Société Anonyme Holding
23, avenue Monterey
L-2086 Luxembourg

Report of the Board of Directors to the Annual General Meeting of
Stolt-Nielsen S.A.
to be held at Services Généraux de Gestion S.A.,
23, avenue Monterey, L-2086 Luxembourg
May 26, 2006

Gentlemen:

        We are pleased to submit for your approval the Balance Sheet as of November 30, 2005 and Statement of Profit and Loss for the year ended November 30, 2005.

        The investment in subsidiaries amounted to U.S. $315,712,097 at November 30, 2005. Dividends declared by and receivable from subsidiaries at November 30, 2005 amounted to U.S. $65,850,000.

        Dividends from subsidiaries during the year ended November 30, 2005 amounted to U.S. $197,050,000. Other income totaled U.S. $691,373 and expenses were U.S. $691,373. Therefore, the 2005 financial year ended with net income of U.S. $197,050,000 and the 2004 financial year ended with net income of U.S. $nil.

        On March 11, 2005, the Company declared a special final dividend for 2004 of U.S. $131,066,474. This amount was paid out of paid-in surplus on June 30, 2005. Taking into account the paid-in surplus from 2004 of U.S. $368,272,655 and the allocation to paid-in surplus from share options exercised during the year of U.S. $30,452,657, paid-in surplus to be carried forward is U.S. $267,658,838. Additionally, the Company paid an interim dividend for 2005 of U.S. $65,821,738 on December 14, 2005.

        We request that you approve the full allocation of the 2005 profit of U.S. $197,050,000 to retained earnings. We also request you to approve the determination of dividends for the fiscal year ended November 30, 2005, namely (i) approval of an interim dividend of $1.00 per common share paid on December 14, 2005, and (ii) approval of the recommendation of the Board of Directors of payment of a final dividend of $1.00 per common share payable out of retained earnings on June 15, 2006 to shareholders of record as of June 1, 2006.

        By special vote we ask you to discharge the Directors and the Statutory Auditors ("Commissaire aux comptes") of the Company for the year ended November 30, 2005.

        Furthermore, we request that you elect Deloitte S.A., Luxembourg as Independent Auditors ("Reviseur d'entreprises") to audit the consolidated financial statements of the Company for a term expiring at the next Annual General Meeting and elect Maitland Luxembourg S.A. as Statutory Auditors ("Commissaire aux comptes") to review the unconsolidated financial statements of the Company for a term expiring at the next Annual General Meeting.

        Finally, we request you to elect as Directors of the Company Mr. Jacob Stolt-Nielsen, Mr. Niels G. Stolt-Nielsen, Mr. Jacob B. Stolt-Nielsen, Mr. Roelof Hendriks, Mr. James B. Hurlock, Mr. Christer Olsson and Mr. Christopher J. Wright.

CHRISTOPHER J. WRIGHT	ROELOF HENDRIKS

April 28, 2006

STOLT-NIELSEN S.A.

SOCIETE ANONYME HOLDING

BALANCE SHEETS AS OF NOVEMBER 30, 2005 AND 2004

(Currency—U.S. Dollars)

	2005	2004
ASSETS
FINANCIAL ASSETS:
Investment in subsidiaries, at cost (Note 2b)	$315,712,097	$315,712,097
CURRENT ASSETS:
Dividends receivable from subsidiaries	65,850,000	—
Receivables from subsidiaries (Note 2c)	153,685,959	186,287,626
Cash and time deposits (Note 2f)	68,258	51,321

	$535,316,314	$502,051,044

LIABILITIES
SHAREHOLDERS' EQUITY:
Founder's shares, no par value—
30,000,000 shares authorized, 16,434,891 and 15,844,190 shares issued in 2005 and 2004, at stated value (Note 3)	$—	$—
Common shares, no par value—
120,000,000 shares authorized, 65,739,564 and 63,376,760 shares issued in 2005 and 2004, at stated value (Note 3)	65,739,564	63,376,760
Paid-in surplus (Note 4)	267,658,838	368,272,655
Legal reserve (Note 6)	6,573,609	6,337,713
Retained earnings	190,571	190,571
Advance dividend	(65,821,738)	—

	274,340,844	438,177,699
CURRENT LIABILITIES:
Other payables and accrued liabilities	266,281	250,793
Payables to subsidiaries (Note 2c)	63,659,189	63,622,552
NET INCOME	197,050,000	—

	$535,316,314	$502,051,044

See notes to the accounts.

STOLT-NIELSEN S.A.

SOCIETE ANONYME HOLDING

STATEMENTS OF PROFIT AND LOSS

FOR THE YEARS ENDED NOVEMBER 30, 2005 and 2004

(Currency—U.S. Dollars)

	2005	2004
INCOME
Dividend income from subsidiaries	$197,050,000	$—
Cost reimbursement	690,086	496,349
Interest income	1,287	48

	197,741,373	496,397

EXPENSES
Administrative and general expenses (Note 2e)	691,373	496,397

NET INCOME	$197,050,000	$—

See notes to the accounts.

STOLT-NIELSEN S.A.

SOCIETE ANONYME HOLDING

NOTES TO THE ACCOUNTS

FOR THE YEARS ENDED NOVEMBER 30, 2005 and 2004

(Currency—U.S. Dollars)

1.    CORPORATE STRUCTURE AND MANAGEMENT

        Stolt-Nielsen S.A. ("SNSA" or the "Company") is a finance holding company incorporated in Luxembourg on July 5, 1974. The registered address of the Company is 23, avenue Monterey, L-2086 Luxembourg. The registered number of the Company is R.C. Luxembourg B.12.179.

        Article Three of the Company's Articles of Incorporation sets forth its objects as a holding company, namely participation in any manner in all commercial, industrial, financial and other enterprises of Luxembourg or foreign nationality through the acquisition by participation, subscription, purchase, option or by any other means of all shares, stocks, debentures, bonds or securities; the acquisition of patents and licenses which the Company will administer and exploit; the Company may lend or borrow with or without security, provided that any money so borrowed may only be used for the purposes of the Company, or companies which are subsidiaries of or associated with or affiliated with the Company; and in general to undertake any operations directly or indirectly connected with such objects as permitted by the Luxembourg Holding Company Law of 1929.

        During the fiscal years ended November 30, 2005 and 2004, the Company held direct and indirect investments in various subsidiaries throughout the world which transport, store and distribute bulk liquid chemicals, edible oils and other specialty liquids as well as subsidiaries and equity investees in the seafood and offshore contracting industries and in other subsidiaries which provide management and agency services to specified subsidiaries in the group.

        The Company is reimbursed by its subsidiaries for certain administrative and general expenses incurred on behalf of the subsidiaries.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The financial statements have been prepared using generally accepted accounting principles in Luxembourg, including the following significant policies:

(a)
Format of financial statements

        The Company keeps its books and records in U.S. Dollars. In accordance with Article 205 of the law of May 4, 1984, the financial statements are presented with certain modifications to the legal format requirements. In the opinion of the Directors, this is necessary in order to present the financial position and results of the Company to the reader with the utmost clarity.

        The Company also prepares consolidated financial statements in conformity with the Seventh Directive of the European Union. Copies of these financial statements are available at the registered office of the Company.

(b)
Investment in subsidiaries

        The Company accounts for its investment in its wholly owned subsidiaries at historical cost. The direct subsidiaries of the Company are as follows:

Name	Country	Historical Cost
Stolt-Nielsen Limited	Bermuda	$16,556
Stolt-Nielsen Transportation Group Limited (formerly Stolt Parcel Tankers, Inc.)	Liberia	315,695,541

		$315,712,097

        The aggregate Company interest in the underlying equity of direct and indirect subsidiaries was approximately $1,286.4 million at November 30, 2005 (2004—$829.7 million). Although certain subsidiaries within the group have deficits in shareholders' equity, the assets of other subsidiaries in the group are available to meet these obligations. In the opinion of the Directors, there is no permanent impairment in the carrying value of the above investments.

        The Company recognizes dividend income from subsidiaries when such dividends are declared by the respective subsidiaries.

(c)
Amounts due to and from subsidiaries

        The classification of receivables from, and payables to, subsidiaries at November 30, 2005 and 2004 was based upon management's estimate of the dates of settlement of these accounts.

(d)
Interim dividend and Annual General Meeting actions

        Until such time as the shareholders have approved the disposition of interim dividends at the Annual General Meeting, the Company records such advance payments as a deduction from shareholders' equity.

(e)
Administrative and general expenses

        Administrative and general expenses principally included fees paid to Directors, which amounted to cash payments of $486,703 and $239,191 in 2005 and 2004, respectively, costs associated with meetings of the Board of Directors, professional fees and the Company's tax charges.

(f)
Cash and time deposits

        At November 30, 2005 and 2004, cash and time deposits principally included demand accounts.

(g)
Translation of foreign currencies

        The Company maintains its accounts in the currency in which the capital is expressed, i.e. in the United States Dollar, and the annual accounts are expressed in this base currency. Amounts in foreign currencies are translated into the base currency on the following basis:

  •
  Formation expenses, and the cost of acquisition of intangible, tangible and financial fixed assets denominated in a currency other than the base currency are translated at historical exchange rates;

  •
  All other assets denominated in a currency other than the base currency are valued individually at the lower of their countervalues translated into the base currency at their historical exchange rate or exchange rate prevailing at the balance sheet date;

  •
  All liabilities denominated in a currency other than the base currency are valued individually at the higher of their countervalues translated into the base currency at their historical exchange rate or exchange rate prevailing at the balance sheet date;

  •
  Revenues and expenses denominated in a currency other than the base currency are translated into the base currency at the exchange rates applicable on the day they are collected or disbursed.

Consequently, only realized exchange gains and losses and unrealized exchange losses are reflected in the profit and loss account.

3.    CAPITAL STOCK AND FOUNDER'S SHARES

        The Company's authorized share capital consists of:

  •
  120,000,000 Common shares, no par value, and

  •
  30,000,000 Founder's shares, no par value

        Under the Luxembourg Company Law, Founder's shares are not considered as representing capital of the Company.

        In addition to the authorized Common shares and Founder's shares of the Company set forth above, an additional 1,500,000 Class B shares, no par value, have been authorized for the sole purpose of the issuance of options granted under the Company's existing stock option plans, and may not be used for any other purpose. The rights, preferences and priorities of such Class B shares are set forth in the Articles of Incorporation. All such Class B shares convert to Common shares immediately upon issuance. Such authorized Class B shares and all of the rights relating thereto shall expire, without further action, on December 31, 2009.

        Except for matters where applicable law requires the approval of both classes of shares voting as separate classes, Common shares and Founder's shares vote as a single class on all matters submitted to a vote of the shareholders, with each share entitled to one vote.

        Under the Articles of Incorporation, holders of Common shares and Founder's shares participate in annual dividends, if any are declared by the Company, in the following order of priority: (i) $0.005 per share to Founder's shares and Common shares equally; and (ii) thereafter, all further amounts are payable to Common shares only. Furthermore, the Articles also set forth the priorities to be applied to each of the Common and Founder's shares in the event of a liquidation.

        During 1987, the Company adopted the 1987 Stock Option Plan (the "1987 Plan") under which 2,660,000 of SNSA's Common shares were reserved for future issuance. No further grants will be issued under the 1987 Plan. During 1997, the Company adopted the 1997 Stock Option Plan (the "1997 Plan")

under which 5,180,000 of SNSA's Common shares, 5,180,000 of SNSA's Class B shares, or any combination thereof not exceeding 5,180,000 shares, were reserved for future issuance.

        Options granted under both Plans may be exercisable for periods of up to ten years at an exercise price not less than the fair market value per share at the date of the grant. Options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary.

        Pursuant to the Company's Stock Option Plans, the Company issued 1,323,587 shares of Common Stock during the fiscal year ended November 30, 2005 and 1,039,217 shares of Class B Stock during the fiscal year ended November 30, 2005. The total proceeds received upon exercise of these options was $33,052,000 in 2005 of which $235,896 has been transferred to the Company's legal reserve for 2005 (see Note 6). As at November 30, 2005, options outstanding represented 1,461,639 Common shares (2004—2,319,489) and 187,696 Class B shares (2004—1,235,638).

        In accordance with the provisions of the Company's Articles of Incorporation, 590,701 Founder's shares were issued to the existing holder of Founder's shares during the fiscal year ended November 30, 2005.

        During 2005, Stolt-Nielsen Transportation Group Limited ("SNTG") purchased 1.6 million Common shares for $54.8 million, in accordance with the repurchase program announced in August 2005, whereby the Company's Board of Directors authorized the purchase of up to $200 million of its Common shares or ADRs. SNTG also acquired 0.4 million Founder's shares in 2005.

        In January 2004, SNTG sold 7.7 million Treasury Common shares in a private placement to non-affiliated institutional investors. The aggregate gross proceeds, before expenses of $3 million, amounted to $104 million, or approximately $13.50 per share.

        The Common shares are listed in Norway on the Oslo Stock Exchange and trade as ADRs in the United States on NASDAQ.

4.    FINAL DIVIDENDS AND PAID-IN SURPLUS

        The special final dividend for fiscal year ended November 30, 2004 of $131,066,474 was approved by the shareholders as being paid out of paid-in surplus at the Annual General Meeting held on June 9, 2005. The resulting effects of this dividend on the Company's paid-in surplus is reflected in the following table:

Opening paid-in surplus at December 1, 2004	$368,272,655
Allocation to paid-in surplus from share options exercised during the year	30,452,657
Special final dividend for fiscal year 2004	(131,066,474)

Paid-in surplus at November 30, 2005	$267,658,838

5.    ADVANCE DIVIDEND

        In November 2005, the Board of Directors of the Company declared a dividend of $1.00 per Common share and $0.005 per Founder's share which was paid on December 14, 2005 to all shareholders of record as of November 30, 2005. The total amount of the dividend of $65,821,738 was classified as an interim dividend pending approval for payment from retained earnings at the Annual General Meeting to be held on May 26, 2006.

6.    LEGAL RESERVE

        Under Luxembourg law, the Company is required to allocate 5% of its annual net income to a legal reserve until that reserve amounts to 10% of the issued stated capital of the Company. Alternatively, this legal reserve requirement may be satisfied by a transfer from paid-in surplus. As of November 30, 2005 and 2004, the Company's legal reserve was fully satisfied. The Company has provided that, at each time additional Common shares are issued in the future, including those resulting from the exercise of stock options, an amount equal to 10% of the stated capital of such new Common shares will immediately be allocated to the legal reserve. This legal reserve is not available for dividend distribution.

7.    RESTRICTIONS ON PAYMENT OF DIVIDENDS

        As set forth in the Articles of Incorporation, advance dividends can be declared, up to three times in any fiscal year (at the end of the second, third and fourth quarters) by the Board of Directors; however, they can only be paid after the prior year's financial statements have been approved by the Company's shareholders, and after a determination as to the adequacy of amounts available to pay such dividends has been made by its independent statutory auditors in Luxembourg. Final dividends are declared by the shareholders once per year at the Annual General Meeting; both interim and final dividends can be paid out of any earnings, retained or current, as well as paid-in-surplus, subject to shareholder approval. Luxembourg law also limits the payment of stock dividends to the extent sufficient surplus exists to provide for the related increase in stated capital.

8.    TAXES

        The Company has elected to be taxed as a billionaire holding company and is subject to a variable tax rate, calculated annually with half-yearly advance payments, which is based on certain interest expense, dividends and certain compensation paid to non-residents during the period. The tax is calculated as follows:

        Where the total interest paid each year to bondholders and on other comparable securities amounts to or exceeds EUR 2,400,000:

  •
  3% on interests paid to bond and other security-holders;

  •
  1.8% on dividends, profit quotas and remuneration on the first EUR 1,200,000;

  •
  0.1% charge levied on any surplus dividends, profit quotas and remuneration.

        Where the total interest paid each year to bondholders and on other comparable securities is less than EUR 2,400,000:

  •
  3% on interests paid to bond and other security-holders;

  •
  3% on dividends, profit quotas and remuneration, but to a maximum amount corresponding to the difference between EUR 2,400,000 and the total interest paid to bondholders and on other comparable negotiable securities;

  •
  1.8% on any surplus dividends, profit quotas and remuneration up to EUR 1,200,000 distributed;

  •
  0.1% on surplus dividends, profit quotas and remuneration.

        Billionaire holding companies are subject to a minimum annual charge of EUR 48,000. Interest paid to creditors who do not hold bonds or similar negotiable securities are disregarded in calculating the tax base.

        The tax election made cannot be reversed; in other words, billionaire holding companies cannot elect different tax treatment from one year to the next.

        For the fiscal years ended November 30, 2005 and 2004 this tax amounted to $120,168 and $119,884, respectively, and is included in administrative and general expenses in the accompanying statements of profit and loss.

9.    COMMITMENTS AND CONTINGENCIES

        As of November 30, 2005, the Company has guaranteed substantially all of the $493.6 million in long-term debt obligations of its direct and indirect subsidiaries.

        As of November 30, 2005, the Company's subsidiaries and certain of its indirect subsidiaries had various credit lines, including committed lines, payable through 2012 totaling $439.5 million, of which $266.2 million was available for future use. Substantially all of the $173.3 million in short-term bank loans outstanding under these credit facilities, at November 30, 2005, are guaranteed by the Company. Several of the credit facilities contain various financial covenants, which, if not complied with, could limit the ability to draw funds from time to time.

        Subsidiaries of the Company have entered into contracts for the purchase of foreign currencies under their foreign exchange lines with various banks. Any contracts entered into pursuant to these lines generally are guaranteed by the Company. Certain of the currency positions entered into by these subsidiaries effectively have been closed by entering into offsetting foreign exchange contracts. At November 30, 2005, the total market value of the currencies which these subsidiaries had contracted to purchase pursuant to open foreign exchange contracts maturing through November 2006 was $231 million.

10.    LEGAL PROCEEDINGS

Parcel Tanker Investigations by U.S. Department of Justice and European Commission

        In 2002, SNSA became aware of information that caused it to undertake an internal investigation regarding potential improper collusive behavior in the Company's parcel tanker and intra-Europe inland barge operations. As a consequence of the internal investigation, SNSA determined to voluntarily report certain conduct to the Antitrust Division (the "Antitrust Division") of the U.S. Department of Justice (the "DOJ") and the Competition Directorate of the European Commission (the "EC").

        As a result of its voluntary report to the DOJ concerning certain conduct in the parcel tanker industry, SNTG entered into an Amnesty Agreement dated January 15, 2003 (the "Amnesty Agreement") with the Antitrust Division, which provided that the Antitrust Division agreed "not to bring any criminal prosecution" against the Company for any act or offense it may have committed prior to January 15, 2003 in the parcel tanker industry to or from the United States, subject to the terms and conditions of the Amnesty Agreement including continued cooperation. The Amnesty Agreement covers SNTG and its directors, officers and employees.

        On February 25, 2003, SNTG announced that it had been conditionally accepted into the DOJ's Corporate Leniency Program with respect to possible collusion in the parcel tanker industry. At the same time, the Company also announced that the EC had admitted the Company into its Immunity Program with respect to deep-sea parcel tanker and intra-Europe inland barge operations. Acceptance into the EC program affords the Company immunity from EC fines with respect to anticompetitive behavior, subject to the Company fulfilling the conditions of the program, including continued cooperation. It is possible that in the future national authorities in Europe, or elsewhere, will assert jurisdiction over the alleged activities.

        On April 8, 2003, the Antitrust Division's Philadelphia field office staff informed the Company that it was suspending the Company's obligation to cooperate because the Antitrust Division was considering whether or not to remove the Company from the DOJ's Corporate Leniency Program. The stated basis for this reconsideration was that the Antitrust Division had received evidence that the Company had not met the condition that it "took prompt and effective action to terminate its part in the anticompetitive activity being reported upon discovery of the activity."

        In February 2004, the Company filed a civil action against the DOJ in the United States District Court for the Eastern District of Pennsylvania (the "District Court") to enforce the Amnesty Agreement and to seek specific performance and/or a permanent injunction to enforce the Agreement's bar on criminal prosecution for certain activity having occurred prior to January 15, 2003. On March 2, 2004, the DOJ notified SNTG that it was unilaterally voiding the Amnesty Agreement and revoking the Company's amnesty. On January 14, 2005, the District Court entered a judgment in favor of the Company and permanently enjoined the DOJ from indicting or prosecuting SNSA or SNTG for any violation of the Sherman Antitrust Act prior to January 15, 2003, in the parcel tanker industry involving transportation to and from the United States. Through this order, the District Court enforced the Amnesty Agreement. The DOJ subsequently appealed the January 14, 2005 District Court order. On March 23, 2006, a two-judge panel of the United States Court of Appeals for the Third Circuit reversed and remanded the District Court's ruling for further proceedings. The panel's decision did not address the merits of the Company's arguments regarding the effect of the Amnesty Agreement. Instead, the decision was based on the determination that the District Court did not have the authority to issue a pre-indictment injunction. On March 28, 2006, the Company filed a petition for rehearing en banc, in which the Company seeks to have the appeal reconsidered by the entire Third Circuit court. The Company is currently awaiting a decision on that petition. If the District Court's ruling is not upheld following appeals and any further proceedings, it is possible that SNTG or its directors, officers or employees could be subject to criminal prosecution and, if found guilty, to substantial and material fines and penalties.

        In August 2004, the EC informed SNTG that it had closed its investigation into possible collusive behavior in the intra-Europe inland barge industry. The EC investigation into the parcel tanker industry has continued. SNTG currently remains in the EC's Immunity Program with respect to the parcel tanker industry. The continuing immunity and amnesty of the Company and the directors and employees depends on the EC's satisfaction that going forward, the Company and its directors, officers and employees are meeting any obligations they may have to cooperate and otherwise comply with the conditions of the Immunity Program. It is possible that the EC could assert that the Company or such directors, officers or employees have not complied or are not fully complying with the terms and conditions of the Immunity Program. If this were to happen, the Company or such directors, officers or employees could be partly or fully removed from the Immunity Program, subject to criminal prosecution and, if found guilty, substantial and material fines and penalties.

        Because of the ongoing litigation with the Antitrust Division in respect to the Company's Amnesty Agreement, including the Company's success at the District Court level, the fact-intensive nature of the issues involved, and the inherent difficulty of predicting the outcome of antitrust lawsuits and investigations, the Company is not able to conclude that an adverse outcome in connection with the criminal investigation is probable or a reasonable range for any such outcome and has made no provisions for any fines related to the DOJ or EC investigations in the accompanying consolidated financial statements. Two other targets of the antitrust criminal investigation, Odjfell ASA and Jo Tankers, agreed to pay a fines of $42.5 million and $19.5 million,, respectively, to settle the investigation. The Company has also noted that criminal fines paid in plea agreements in major price-fixing cases over the last decade have ranged from tens of millions to hundreds of millions of dollars. The range in cases involving other companies and other circumstances is not necessarily indicative of the range of exposure that the Company would face in the event of an adverse outcome of the DOJ investigation and litigation with the Antitrust Division. An adverse outcome in these proceedings, however, would likely have a material adverse effect on the Company's financial condition, cash flows and results of operations.

Parcel Tanker Investigations by Other Competition Agencies

        In February 2004, the Korea Fair Trade Commission ("KFTC") notified the Company that it was engaged in an antitrust investigation of the parcel tanker shipping industry and SNTG. In January 2006, the Company received a letter from the KFTC stating that the KFTC had "ceased deliberations" in its investigation. The Company understands this letter to constitute formal notice that the KFTC has closed its investigation.

        In February 2004, the Canadian Competition Bureau ("CCB") notified the Company that they were engaged in antitrust investigations of the parcel tanker shipping industry and SNTG. On March 30, 2006, the CCB confirmed that its investigation remains ongoing. Because of the continuing nature of the CCB investigation, the fact-intensive nature of the issues involved, and the inherent unpredictability of the outcome of such proceedings, the Company has made no provisions for any fines related to the Canadian antitrust investigation in the accompanying consolidated financial statements. It is possible that the outcome of this investigation could result in criminal prosecutions and if the Company is found guilty, substantial and material fines and penalties. Consequently, the outcome of the CCB investigation could have a material adverse effect on the Company's financial condition, cash flows and results of operations.

        On June 10, 2005, the Company received written notice from the Australian Competition and Consumer Commission ("ACCC") that stated that an investigation of the parcel tanker shipping industry had been initiated in 2003. The ACCC simultaneously informed the Company by its letter that the ACCC had concluded that insufficient evidence was available to merit taking action at that time. The ACCC informed the Company that the letter constitutes formal notice that the investigation was closed.

U.S. Department of Justice Investigation into the Stolt-Nielsen Tank Container Business

        On June 28, 2004, the Company received a grand jury subpoena from the Antitrust Division calling for the production of documents relating to the Company's tank container business, which is organized as a separate line of business from the Company's parcel tanker business. The Company has informed the DOJ that it is committed to cooperating in this matter. Because of the early stage of this investigation and the inherent unpredictability of the outcome of such proceedings, the Company has made no provisions for any fines or other penalties related to the DOJ investigation in the accompanying consolidated financial statements. It is possible that the outcome of this investigation could result in criminal prosecutions and, if the Company is found guilty, substantial and material fines and penalties. Consequently, the outcome of this investigation could have a material adverse effect on the Company's financial condition, cash flows and results of operations.

Possibility of Undisclosed Governmental Investigations

        The foregoing are the government antitrust investigations of which the Company has received formal notification. Because of the trend towards global coordination of competition agencies and the confidentiality of certain investigations that they conduct, it is possible that there are or may be additional investigations by other national authorities of the parcel tanker industry, the tank container industry or other businesses in which the Company participates. It is also possible that the consequences of such investigations could have a material adverse effect on the Company's financial condition, cash flows and results of operations.

Antitrust Civil Class Action Litigations and Arbitrations

        During 2005, there were ten putative private antitrust class action lawsuits outstanding against SNSA and SNTG in U.S. federal and state courts for alleged violations of antitrust laws, six of which have been dismissed or settled. The four remaining actions set forth almost identical claims of collusion and bid rigging that track information in media reports regarding the DOJ and EC investigations. The suits seek treble damages in unspecified amounts and allege violations of the Sherman Antitrust Act and various state antitrust and unfair trade practices acts. The actions typically name as defendants SNSA and SNTG, along with several of the Company's competitors, including Odfjell, Jo Tankers and Tokyo Marine.

        Of the six putative class action lawsuits that have been dismissed or settled in 2005, the following three actions were voluntarily dismissed by the plaintiffs in April 2005 without any settlement:

  •
  Basic Chemical Solutions LLC, individually and on behalf of all others similarly situated, v. Stolt-Nielsen S.A.; Stolt-Nielsen Transportation Group Ltd.; Odfjell ASA; Odfjell USA Inc.; Jo Tankers BV; Jo Tankers USA, Inc.; and Tokyo Marine Co., 2:03-CV-4080 (E.D. Pa.);

  •
  GFI Chemicals, LP; and GFI Sweden AB, individually and on behalf of all others similarly situated, v. Stolt-Nielsen S.A.; Stolt-Nielsen Transportation Group Ltd.; Odfjell ASA; Odfjell USA Inc.; Jo Tankers BV; Jo Tankers USA, Inc.; and Tokyo Marine Co., 2:03-CV-4079 (E.D. Pa.); and

  •
  KP Chemical Corporation, on behalf of itself and all others similarly situated, v. Jo Tankers AS, Jo Tankers NV, Jo Tankers Asia Pte, Ltd., Jo Tankers Japan, Stolt-Nielsen Transportation Group Ltd., Stolt Parcel Tankers, Inc., Stolt-Nielsen Netherlands BV, Stolthaven Terminals, Inc., Anthony Radcliffe Steamship Company, Ltd., Copenhagen Tankers, Inc., Parcel Tankers de Columbian y Cia Ltda., Tokyo Marine Co., Ltd. and IIno Kaiun Kaisha, Ltd., 3:04-cv-00249 (D. Conn.) ("KP Chemical").

The plaintiff in the following putative class action never served the Company with its complaint, and the complaint was dismissed by the U.S. District Court for the District of Connecticut on February 6, 2006:

  •
  Tulstar Products, Inc. individually and on behalf of all others similarly situated, v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, Odfjell USA, Inc., Jo Tankers BV, Jo Tankers USA, Inc. and Tokyo Marine Co., Ltd., 3:04-cv-00318-AWT (D. Conn.).

In addition to the four dismissals described above, the Company has settled the following two actions without incurring material cost or expense:

  •
  JLM Industries, Inc., JLM International, Inc., JLM Industries (Europe) BV, JLM Europe BV, and Tolson Holland, individually and on behalf of all other similarly situated v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, Odfjell USA Inc., Jo Tankers BV, Jo Tankers, Inc., and Tokyo Marine Co. LTD., 3:03 CV 348 (DJS) (D. Conn.) ("JLM"); and

  •
  Nizhnekamskneftekhim USA, Inc., on behalf of itself and all others similarly situated v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, Odfjell USA Inc. (Houston,) Jo Tankers BV, Jo Tankers USA Inc., and Tokyo Marine Co., H-03-1202 (S.D. Tex.) ("Nizh").

In connection with the two settlements, the Company obtained a release of claims.

        As a result of the dismissals and settlements described above, only the following four putative antitrust class action lawsuits remain outstanding in U.S. federal and state courts:

  1.
  AnimalFeeds International Corp., Inversiones Pesqueras S.A., Central Pacific Protein Corp, and Atlantic Shippers of Texas, Inc., individually and on behalf of all other similarly situated v. Stolt-Nielsen S.A.; Stolt-Nielsen Transportation Group Ltd.; Odfjell ASA; Odfjell USA Inc.; Jo Tankers BV; Jo Tankers USA, Inc.; and Tokyo Marine Co., 2:03-CV-5002 (E.D. Pa.) ("AnimalFeeds");

  2.
  Fleurchem, Inc., on behalf of itself and all others similarly situated v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, Odfjell USA Inc., Jo Tankers BV, Jo Tankers USA, Inc., and Tokyo Marine Co., H-03-3385 (S.D. Tex.) ("Fleurchem");

  3.
  Karen Brock, on behalf of herself and all others similarly situated, v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, Odfjell USA, Inc., Jo Tankers BV, Jo Tankers USA, Inc., Tokyo Marine Co., Ltd and Does 1 through 100 inclusive, No. CGC 04429758 (Superior Court of Cal., County of San Francisco) ("Brock"); and

  4.
  Scott Sutton, on behalf of himself and all others similarly situated in the State of Tennessee v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, and Odfjell Seachem AS, Odfjell USA Inc., Jo Tankers BV, Jo Tankers USA Inc., and Tokyo Marine Co. Ltd., No. 28,713-II (Cir. Ct. Cocke County, Tenn.) ("Sutton").

In one of these four remaining class action lawsuits, AnimalFeeds, customers claim that, as a result of defendants' alleged collusive conduct, they paid higher prices under their contracts with the defendants. In the three other antitrust class action lawsuits, Fleurchem, Brock, and Sutton, indirect purchasers claim that alleged collusion resulted in higher prices being passed on to them.

        The Sutton and Brock actions are currently pending in U.S. state courts. The Company has filed a motion to dismiss the Sutton complaint in its entirety.

        On the Company's motion, the two remaining federal putative class actions (AnimalFeeds and Fleurchem) were consolidated into a single multidistrict litigation ("MDL") proceeding in the U.S. District Court for the District of Connecticut (the "MDL Court") captioned "In re Parcel Tanker Shipping Services Antitrust Litigation." The AnimalFeeds lawsuit has been stayed pending arbitration of its claims. In that arbitration, which has only recently begun, the plaintiffs seek to pursue class arbitration. As to Fleurchem, on December 9, 2005, the Company filed a motion to compel arbitration of Fleurchem's claims. On February 6, 2006, the Court granted the Company's motion to order discovery against Fleurchem on the issue of its obligation to arbitrate.

        In light of the early stages of these litigations and arbitrations, the fact-intensive nature of the issues involved, the unsettled law and the inherent uncertainty of litigation and arbitration, the Company is not able to determine whether or not a negative outcome in any of these actions is probable, or a reasonable range for any such outcome, and the Company has not made any provision for any of these claims in the accompanying consolidated financial statements. It is possible that the outcomes of any or all of these proceedings could have a material adverse effect on the Company's financial condition, cash flows and results of operations.

Antitrust Civil Litigation and Arbitration By Direct Opt-Out Plaintiffs

        In addition to the four remaining putative class actions described above, the Company is aware of four lawsuits filed in U.S. federal court by plaintiffs who have elected to opt out of the putative class actions. The principal plaintiffs in these actions are direct purchasers of the Company's parcel tanker services and include The Dow Chemical Co., Union Carbide Corp. (now a Dow subsidiary), Huntsman Petrochemical Corp., and Sasol Ltd. The cases are as follows:

  1.
  The Dow Chemical Company v. Stolt-Nielsen Transportation Group Ltd., Stolt-Nielsen, S.A., Odfjell ASA, Odfjell Seachem AS, Odfjell USA, Inc., Jo Tankers BV, Jo Tankers, Inc., and Tokyo Marine Co., Ltd., 3:03-CV-01920 (D. Conn.);

  2.
  Union Carbide Corporation v. Stolt-Nielsen Transportation Group Ltd., Stolt-Nielsen, S.A., Odfjell ASA, Odfjell Seachem AS, Odfjell USA, Inc., Jo Tankers BV, Jo Tankers, Inc., and Tokyo Marine Co., Ltd., 3:03-CV-01919 (SRU) (D. Conn.);

  3.
  Huntsman Petrochemical Corporation, Huntsman International Trading Corporation, Huntsman Chemical Company Australia Pty. Ltd., and Huntsman Petrochemicals (UK) Ltd. v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., and Tokyo Marine Co., Ltd., 3:04-CV-923 (D. Conn.); and

  4.
  Sasol Ltd., Sasol Chemical Indus. Ltd., Sasol Technology (Pty.) Ltd., Sasol Chemie Gmbh & Co. Kg, Sasol Olefins & Surfactants Gmbh, Sasol Germany Gmbh, Merisol Antioxidants LLC, Sasol Italy Spa, Sasol North America Inc., Merisol Ltd., Merisol UK Ltd., Merisol Hong Kong Ltd., Merisol LP, Merisol USA LLC, Merisol RSA (Pty.) Ltd., Merisol GP LLC v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Stolt-Nielsen Transportation Group BV, Stolt-Nielsen Nederland BV, Stolt Tankers Inc., Richard B. Wingfield, Odfjell ASA, Odfjell Seachem AS, Odfjell Tankers AS, Odfjell USA Inc, Bjorn Sjaastad, Erik Nilsen, Jo Tankers BV, Jo Tankers Inc., Hendrikus Van Westenbrugge, Tokyo Marine Co,. Ltd., Satoshi Kuwano, 3:04-CV-2017 (D. Conn.).

These four lawsuits make allegations similar to the putative class actions and seek the same type of damages under the Sherman Antitrust Act as sought by the purported class actions. In effect, the opt-out plaintiffs have asserted claims in their own names that would have been otherwise included within the purported scope of the damages sought by the purported class actions.

        All four opt-out lawsuits were consolidated into the MDL litigation and stayed pending arbitration. Pursuant to confidential commercial agreements, Sasol, Dow and UCC have dismissed their lawsuits against the Company. Huntsman is currently pursuing its claims in a recently initiated consolidated arbitration proceeding. Four other customers are pursuing similar antitrust claims against the Company in that proceeding. The Company is currently pursuing counterclaims and set-offs against certain of the opt-out claimants for breach of contract and antitrust violations by those claimants.

        In light of the early stage of these litigations and arbitrations, the fact intensive nature of the issues involved, the inherent uncertainty of litigation and arbitration, the unsettled law and the potential offsetting effect of counterclaims asserted against the claimants, the Company is not able to determine whether or not a negative outcome in any of these actions is probable, or a reasonable range for any such outcome, and has made no provision for the claims raised in these proceedings in the accompanying consolidated financial statements. The Company has noted that the civil damages in major civil antitrust proceedings in the last decade have ranged as high as hundreds of millions of dollars. This range involving other companies and other circumstances is not necessarily indicative of the range of exposure that the Company would face in the event of an adverse outcome, although it is possible that the outcomes of any or all of these proceedings could have a material adverse effect on the Company's financial condition, cash flows and results of operations.

Securities Litigation

        In March 2003, an individual claiming to have purchased SNSA American Depositary Receipts, Joel Menkes, filed a purported civil securities class action in the U.S. District Court for the District of Connecticut against the Company and certain officers and directors. Plaintiffs' counsel have since replaced Mr. Menkes with Irene and Gustav Rucker. The current complaint appears to be based significantly on media reports about the O'Brien action (described below) and the DOJ and EC investigations (described above). Pursuant to the Private Securities Litigation Reform Act ("PSLRA"), the Court allowed for the consolidation of any other class actions with this one. No other class actions were brought during the time allowed.

        On September 8, 2003, the Plaintiffs filed their Consolidated Amended Class Action Complaint against the same defendants. The consolidated complaint was brought on behalf of "all purchasers of Stolt's American Depositary Receipts ("ADR's") from May 31, 2000 through February 20, 2003... and all United States ("U.S.")-located purchasers of Stolt securities traded on the Oslo Exchange to recover damages caused by defendants' violations of the Securities Exchange Act of 1934."

        The complaint claims that SNSA "concealed that a material portion of [SNSA's] and SNTG's revenues and earnings from 2001 through February 2003 came from an illegal pact between SNTG and Odfjell ASA... to rig bids for international shipping contracts...." The consolidated complaint asserted that the Company's failure to disclose such alleged behavior, coupled with allegedly "false and misleading" statements, caused plaintiffs to pay inflated prices for the Company's securities by making it appear that the Company was "immune to an economic downturn that was afflicting the rest of the shipping industry" and "misleading them to believe that the Companies' earnings came from legitimate transactions."

        On October 27, 2003, the Company filed a motion to dismiss the consolidated complaint in its entirety. On November 10, 2005, the court granted the motion to dismiss with prejudice. Plaintiffs responded by moving for reconsideration and requested a dismissal without prejudice, and the right to amend the complaint. On January 27, 2006, the court converted the dismissal to a dismissal without prejudice, and permitted the plaintiffs to amend their complaint. On March 1, 2006, the plaintiffs filed an amended complaint. On March 20, 2006, the Company moved to dismiss the amended complaint in its entirety.

        The Company is vigorously defending itself against this lawsuit. The Company is not able to determine whether or not a negative outcome in this action is probable, or a reasonable range for any such outcome, and the Company has not made any provisions for any liability related to the action in the consolidated financial statements. It is possible that the outcome of this litigation could have a material adverse effect on the Company's financial condition, cash flows and results of operations.

11.    SUBSEQUENT EVENT

        On February 9, 2006, the Company's Board of Directors recommended a final 2005 dividend of $1.00 per Common share, payable on June 15, 2006 to shareholders of record as of June 1, 2006. The dividend, which is subject to shareholder approval, will be voted on at the Company's Annual General Meeting of Shareholders scheduled for May 26, 2006 in Luxembourg. If approved, the dividend will result in an aggregate cash payment to holders of Common shares of $64 million. SNSA paid an interim dividend of $1.00 per Common share on December 14, 2005 to shareholders of record as of November 30, 2005.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of Stolt-Nielsen S.A.:

        We have audited the accompanying consolidated balance sheets of Stolt-Nielsen S.A. (a Luxembourg company) and subsidiaries (the "Company") as of November 30, 2005 and 2004, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended November 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 16 to the consolidated financial statements, effective December 1, 2003, the Company changed its method of accounting for variable interest entities to conform to FASB Interpretation No. 46 (R), "Consolidation of Variable Interest Entities".

Deloitte & Touche LLP
Stamford, Connecticut
April 28, 2006

STOLT-NIELSEN S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended November 30,
	2005	2004	2003
	(in thousands, except per share data)
Operating Revenue (Note 2):
Stolt-Nielsen Transportation Group:
Tankers	$966,155	$840,952	$758,264
Tank Containers	334,286	297,495	254,692
Terminals	83,251	75,618	63,896
SNTG Corporate	7,285	4,671	3,804

	1,390,977	1,218,736	1,080,656
Stolt Sea Farm	245,507	459,073	461,817
Corporate and other	1,504	1,515	1,624

	1,637,988	1,679,324	1,544,097
Operating Expenses (Note 2):
Stolt-Nielsen Transportation Group:
Tankers	738,242	640,015	612,538
Tank Containers	267,080	246,172	208,921
Terminals	51,579	45,401	41,147
SNTG Corporate	6,918	3,479	3,079

	1,063,819	935,067	865,685
Stolt Sea Farm	220,033	438,635	481,939

	1,283,852	1,373,702	1,347,624
Gross Profit	354,136	305,622	196,473
Equity in net income (loss) of non-consolidated joint ventures (Note 10)	14,950	23,013	(11,546)
Administrative and general expenses	(185,171)	(200,608)	(163,238)
Write-off of goodwill (Note 5)	—	—	(2,360)
Restructuring charges (Note 7)	(7,064)	(2,679)	(2,140)
Gain (loss) on disposal of assets, net (Note 6)	11,558	3,076	(1,089)
Other operating (expense) income, net	(6,003)	6,155	(5,447)

Operating Income	182,406	134,579	10,653
Non-Operating Income (Expense):
Interest expense	(47,594)	(80,460)	(71,937)
Interest income	6,918	4,032	3,958
Foreign currency exchange (loss) gain	(2,149)	6,848	22,270
Loss on early retirement of debt, net (Note 14)	(15,110)	—	—

Income (Loss) from Continuing Operations before Income Tax Provision, Minority Interest, Equity in Net Income of Marine Harvest and Cumulative Effect of a Change in Accounting Principle	124,471	64,999	(35,056)
Income tax provision (Note 8)	(9,679)	(11,922)	(15,927)

Income (Loss) from Continuing Operations before Minority Interest, Equity in Net Income of Marine Harvest and Cumulative Effect of a Change in Accounting Principle	114,792	53,077	(50,983)
Minority interest	(55)	348	404
Equity in net income of Marine Harvest (Note 4)	11,300	—	—

Income (Loss) from Continuing Operations before Cumulative Effect of a Change in Accounting Principle	126,037	53,425	(50,579)
Income (loss) from discontinued operations (Note 3)	1,100	(1,649)	(265,407)
Gain on sale of investment in discontinued operations (Note 3)	355,882	24,870	—
Income (Loss) before Cumulative Effect of a Change in Accounting Principle	483,019	76,646	(315,986)
Cumulative effect of a change in accounting principle (Note 16)	—	(1,776)	—

Net Income (Loss)	$483,019	$74,870	$(315,986)

	For the years ended November 30,
	2005	2004	2003
	(in thousands, except per share data)
Income (Loss) per Common Share (Note 2):
Basic
Income (loss) from continuing operations	$1.94	$0.87	$(0.92)
Income (loss) from discontinued operations	0.02	(0.03)	(4.83)
Gain on sale of investment in discontinued operations	5.49	0.40	—
Income (loss) before cumulative effect of a change in accounting principle	7.45	1.24	(5.75)
Cumulative effect of a change in accounting principle	—	(0.03)	—

Net Income (Loss)	$7.45	$1.21	$(5.75)

Diluted
Income (loss) from continuing operations	$1.90	$0.85	$(0.92)
Income (loss) from discontinued operations	0.02	(0.03)	(4.83)
Gain on sale of investment in discontinued operations	5.37	0.40	—

Income (loss) before cumulative effect of a change in accounting principle	7.29	1.22	(5.75)
Cumulative effect of a change in accounting principle	—	(0.03)	—

Net Income (Loss)	$7.29	$1.19	$(5.75)

Weighted Average Number of Common Shares and Common Share Equivalents Outstanding (Note 2):
Basic	64,864	61,767	54,949
Diluted	66,218	62,630	54,949

See notes to consolidated financial statements.

STOLT-NIELSEN S.A.

CONSOLIDATED BALANCE SHEETS

	As of November 30,
	2005	2004
	(in thousands, except for share data)
ASSETS
Current Assets:
Cash and cash equivalents	$29,587	$71,447
Trade receivables (net of allowance for doubtful accounts of $3,075 in 2005 and $8,009 in 2004)	138,190	171,508
Inventories (Note 9)	17,556	220,861
Receivables from related parties (Note 10)	3,306	5,223
Restricted cash deposits	14	497
Prepaid expenses	45,524	52,450
Other current assets	8,192	16,335

Total Current Assets	242,369	538,321

Fixed Assets, at cost:
SNTG Tankers	2,024,981	1,982,582
Deposits for SNTG Tankers under construction	25,549	—
SNTG Tank containers	139,867	103,020
SNTG Terminals	329,259	310,301
Stolt Sea Farm	45,581	275,334
Other	39,136	43,072

	2,604,373	2,714,309
Less—accumulated depreciation	(1,130,740)	(1,194,261)

Fixed assets, net	1,473,633	1,520,048
Investments in and advances to non-consolidated joint ventures (Note 10)	85,839	74,689
Investment in and loan to Marine Harvest (Note 4)	329,300	—
Investment in and advances to discontinued operations (Note 11)	—	133,400
Deferred income tax assets, net of valuation allowances (Note 8)	23,076	25,085
Goodwill (Note 5)	303	28,843
Other intangible assets, net (Note 5)	24,196	32,864
Other assets	61,548	78,803

Total Assets	$2,240,264	$2,432,053

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Short-term bank loans (Note 13)	$173,349	$292,495
Current maturities of long-term debt (Note 14)	49,482	165,798
Accounts payable	53,802	89,011
Accrued voyage expenses	54,979	56,383
Accrued expenses	138,676	137,174
Other current liabilities	10,851	32,883

Total Current Liabilities	481,139	773,744

Long-term debt (Note 14)	444,099	654,558
Deferred income tax liabilities (Note 8)	40,921	36,319
Other liabilities	60,839	80,786
Minority interest	204	3,353
Commitments and contingencies (Notes 17 and 18)
Shareholders' Equity (Note 20):
Founder's shares: no par value—30,000,000 shares authorized, 16,434,891 issued in 2005 and 15,844,190 shares issued in 2004 at stated value, less 402,913 treasury shares in 2005	—	—
Common shares: no par value—120,000,000 shares authorized, 65,739,564 shares issued in 2005 and 63,376,760 shares issued in 2004 at stated value	65,740	63,377
Paid-in surplus	342,932	311,016
Retained earnings	875,321	523,368
Accumulated other comprehensive loss, net (Note 2)	(16,096)	(14,468)

	1,267,897	883,293
Less—Treasury stock, at cost, 1,611,650 Common shares in 2005	(54,835)	—

Total Shareholders' Equity	1,213,062	883,293

Total Liabilities and Shareholders' Equity	$2,240,264	$2,432,053

See notes to consolidated financial statements.

STOLT-NIELSEN S.A.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Capital Stock	Paid-in Surplus	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Loss, net	Comprehensive Income (Loss)
	(in thousands, except for share data)
Balance, December 1, 2002	$62,639	$340,893	$(134,024)	$778,290	$(57,979)	—
Cash dividends paid—$0.25 per Common share	—	—	—	(13,737)	—	—
Cash dividends paid—$0.005 per Founder's share	—	—	—	(69)	—	—
Settlement of share price guarantees by Stolt Offshore (Note 3)	—	(5,394)	—	—	—
Net loss	—	—	—	(315,986)	—	$(315,986)

Other comprehensive income (loss):
Translation adjustments, net	—	—	—	—	25,562	25,562
Change in unrealized gains and losses on securities	—	—	—	—	15,365	15,365
Minimum pension liability adjustments, net of tax provision of $(4,542)	—	—	—	—	197	197
Net losses on cash flow hedges reclassified into earnings	—	—	—	—	(1,543)	(1,543)

Other comprehensive income, net						39,581

Comprehensive loss						$(276,405)

Balance, November 30, 2003	62,639	335,499	(134,024)	448,498	(18,398)
Exercise of stock options for 738,563 Common shares	738	8,499	—	—	—	—
Issuance of 184,641 Founder's shares	—	—	—	—	—	—
Sale of 7,688,810 Treasury Common shares	—	(32,982)	134,024	—	—	—
Net income	—	—	—	74,870	—	$74,870

Other comprehensive income (loss):
Deconsolidation of Stolt Offshore	—	—	—	—	(12,136)	(12,136)
Translation adjustments, net	—	—	—	—	17,108	17,108
Minimum pension liability adjustments, net of tax benefit of $153	—	—	—	—	(438)	(438)
Net losses on cash flow hedges reclassified into earnings	—	—	—	—	(604)	(604)

Other comprehensive income, net						3,930

Comprehensive income						$78,800

Balance, November 30, 2004	63,377	311,016	—	523,368	(14,468)	—
Exercise of stock options for 2,362,804 Common shares	2,363	30,689	—	—	—	—
Issuance of 590,701 Founder's shares	—	—	—	—	—	—
Purchase of Treasury Common shares—1,611,650 shares	—	—	(54,835)	—	—	—
Purchase of Founder's shares—402,913 shares	—	—	—	—	—	—
Stock-based compensation	—	1,227	—	—	—	—
Cash dividends paid—$2.00 per Common share	—	—	—	(130,984)	—	—
Cash dividends paid—$0.005 per Founder's share	—	—	—	(82)	—
Net income	—	—	—	483,019	—	$483,019

Other comprehensive income (loss):
Translation adjustments, net	—	—	—	—	7,182	7,182
Minimum pension liability adjustments, net of tax benefit of $1,039	—	—	—	—	(2,969)	(2,969)
Net losses on cash flow hedges reclassified into earnings	—	—	—	—	(5,841)	(5,841)

Other comprehensive loss, net						(1,628)

Comprehensive income						$481,391

Balance, November 30, 2005	$65,740	$342,932	$(54,835)	$875,321	$(16,096)

See notes to consolidated financial statements.

STOLT-NIELSEN S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended November 30,
	2005	2004	2003
	(in thousands)
Cash Flows from Operating Activities:
Net Income (Loss)	$483,019	$74,870	$(315,986)
Less: Income (Loss) related to discontinued operations	356,982	23,221	(265,407)

Income (Loss) from continuing operations	126,037	51,649	(50,579)
Adjustments to Reconcile Net Income (Loss) to
Net Cash Provided by Operating Activities:
Cumulative effect of a change in accounting principle	—	1,776	—
Depreciation of fixed assets	96,987	102,616	100,249
Amortization of other intangible assets	42	1,190	1,694
Amortization of debt issuance costs	1,280	1,568	1,109
Loss on early retirement of debt—non cash	778	—	—
Write-off of goodwill	—	—	2,360
Amortization of drydock costs	10,771	11,016	11,523
Provisions (reversals/benefits) for reserves and deferred taxes	(27,382)	(13,685)	20,551
Equity in net (income) loss of non-consolidated joint ventures	(14,950)	(23,013)	11,546
Equity in net income of Marine Harvest	(11,300)	—	—
Minority interest	55	(348)	(404)
Foreign currency related losses (gains)	1,359	(7,037)	—
(Gain) loss on disposal of assets, net	(11,558)	(3,076)	1,089
Stock-based compensation	1,227	—	—
Changes in assets and liabilities, net of effect of divestitures:
Increase in trade receivables	(8,485)	(5,973)	(17,728)
Decrease (increase) in inventories	33,340	32,512	(26,297)
Decrease (increase) in prepaid expenses and other current assets	7,599	(11,166)	(6,663)
Increase in accounts payable and other current liabilities	16,228	2,862	58,145
Payments of drydock costs	(2,580)	(16,357)	(7,558)
Dividends from non-consolidated joint ventures	5,853	16,887	10,956
Other, net	3,894	(5,504)	151

Net cash provided by operating activities—Continuing operations	229,195	135,917	110,144
Net cash provided by (used in) operating activities—Discontinued operations	—	51,442	(27,520)

Net cash provided by operating activities	229,195	187,359	82,624

Cash flows from investing activities, net of effect of acquisitions and investments:
Capital expenditures	(158,806)	(51,329)	(66,157)
Proceeds from sales of ships and other assets	9,391	3,824	98,722
(Investment in and advances to) amounts received from affiliates and others, net	(7,422)	27,241	(6,683)
Cash contribution to Marine Harvest	(19,314)	—	—
(Increase) decrease in restricted cash deposits	(271)	24,918	(25,072)
Decrease (increase) in long-term loans and advances to employees and officers	4,758	2,716	(2,467)
Other, net	1,892	(3,363)	1,398

Net cash (used in) provided by investing activities—Continuing operations	(169,772)	4,007	(259)
Net cash provided by (used in) investing activities—Discontinued operations	492,400	(157,837)	(13,066)

Net cash provided by (used in) investing activities	322,628	(153,830)	(13,325)

Cash flows from financing activities:
(Decrease) increase in short-term bank loans	(119,146)	(188,525)	160,955
Repayment of long-term debt	(418,023)	(237,375)	(158,806)
Principal payments under capital lease obligations	—	(88)	(580)
Proceeds from issuance of long-term debt	100,000	150,000	8,320
Debt issuance costs	(2,945)	(4,231)	—
Proceeds from exercise of stock options	33,052	9,237	—
Net proceeds from sale of Treasury Common shares through private placement	—	101,042	—
Purchase of Treasury Common shares	(54,835)	—	—
Dividends paid	(131,066)	—	(13,806)

Net cash used in financing activities—Continuing operations	(592,963)	(169,940)	(3,917)
Net cash provided by financing activities—Discontinued operations	—	52,048	59,767

Net cash (used in) provided by financing activities	(592,963)	(117,892)	55,850

Effect of exchange rate changes on cash	(720)	5,771	2,017

Net (decrease) increase in cash and cash equivalents	(41,860)	(78,592)	127,166
Cash and cash equivalents at beginning of year	71,447	150,039	22,873

Cash and cash equivalents at end of year	$29,587	$71,447	$150,039

See notes to consolidated financial statements.

STOLT-NIELSEN S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    The Company

Nature of Business Operations

        Stolt-Nielsen S.A. ("SNSA"), a Luxembourg company, its subsidiaries and equity investees (collectively, the "Company") are primarily engaged in two businesses: Transportation and Seafood.

        The Transportation business, which is carried out through Stolt-Nielsen Transportation Group Ltd. ("SNTG"), is engaged in the worldwide transportation, storage, and distribution of bulk liquid chemicals, edible oils, acids, and other specialty liquids providing its customers with integrated logistics solutions.

        The Seafood business, which is carried out through Stolt Sea Farm Holdings plc ("SSF"), produces, processes, and markets turbot, Southern bluefin tuna and sole.

        On April 29, 2005, the Company completed the merger of the salmon operations of SSF and Nutreco Holding N.V.'s ("Nutreco") worldwide fish farming, processing, and marketing and sales operations into a new stand-alone business entity, Marine Harvest N.V. ("Marine Harvest"). The Company has a 25% ownership interest in Marine Harvest and Nutreco has a 75% ownership interest. The Company has retained the turbot and sole operations in Europe and the Southern bluefin tuna operations in Australia. The Company accounts for its investment in Marine Harvest under the equity method of accounting beginning in May 2005. See Note 25, "Subsequent Events" for further discussion of the announced agreement to dispose of the Company's investment in Marine Harvest.

        In early 2000, the Company decided to commercialize its expertise in logistics and procurement. Optimum Logistics Ltd. ("OLL") was established to provide software and professional services for supply chain management in the bulk process industries. The Company sold substantially all of the assets of OLL to Elemica Inc. ("Elemica") in April 2003. SeaSupplier Ltd. ("SSL") was established to provide software and professional services for the procurement process in the marine industry. Both OLL and SSL are included under the caption "Corporate and Other", as applicable, throughout the consolidated financial statements and notes thereto.

        In addition, the Company's Offshore Construction business was carried out through Stolt Offshore S.A. ("SOSA"), a leading offshore contractor to the oil and gas industry, specializing in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. See Note 3, "Discontinued Operations" for further discussion of the sale of the Company's remaining ownership interest in January 2005.

2.    Significant Accounting Policies

Principles of Consolidation

        The consolidated financial statements include the accounts of SNSA and all of its wholly-owned and majority-owned subsidiaries, after the elimination of all significant intercompany transactions and balances, except where the Company's control over the operations is limited by significant participating interests held by another party.

Revenue Recognition

        The Company reports its operating revenue on a gross basis with regard to any related expenses in accordance with EITF Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," for each of its two businesses.

        SNTG—Tankers    Tankers recognized operating revenue of $966.2 million, $841.0 million and $758.3 million for the years ended November 30, 2005, 2004 and 2003, respectively. The operating results of voyages in progress at the end of each reporting period are estimated and pro-rated on a per day basis for inclusion in the consolidated statements of operations. The consolidated balance sheets reflect the deferred portion of revenues and expenses on voyages in progress at the end of each reporting period as applicable to the subsequent period. As of November 30, 2005 and 2004, deferred revenues of $26.0 million and $28.2 million, respectively, are included in "Accrued voyage expenses" in the consolidated balance sheets.

        SNTG operates the Stolt Tankers Joint Service (the "Joint Service"), an arrangement in which SNTG provides the coordinated marketing, operation, and administration of deep sea intercontinental parcel tankers owned or chartered by SNTG. Certain ships that are not owned by SNTG are time chartered under operating leases by SNTG from participants in the Joint Service. The time charter expense is calculated based upon the combined operating revenue of the ships which participate in the Joint Service less combined voyage expenses, overhead costs, and commissions to outside brokers and upon each ship's cargo capacity, its number of operating days during the period, and an earnings factor assigned. SNTG operating expenses include distributions to the other participants of $78.2 million, $70.7 million and $66.9 million for the years ended November 30, 2005, 2004 and 2003, respectively, and include amounts distributed to NYK Stolt Tankers S.A, a non-consolidated joint venture of SNTG, of $51.6 million, $44.6 million and $38.4 million, respectively. As of November 30, 2005 and 2004, the net amounts payable by SNTG to NYK Stolt Tankers S.A. were $3.6 million and $5.2 million, respectively, and amounts payable to unaffiliated third party participants in the Joint Service were $6.6 million and $2.9 million, respectively. These amounts are included in "Other current liabilities" in the consolidated balance sheets as of November 30, 2005 and 2004, respectively.

        SNTG—Tank Containers    Tank Containers recognized operating revenue of $334.3 million, $297.5 million and $254.7 million for the years ended November 30, 2005, 2004 and 2003, respectively. Revenues for tank containers relate primarily to short-term shipments, with the freight revenue and estimated expenses recognized when the tanks are shipped, based upon contract rates. Additional miscellaneous revenues earned from other sources are recognized after completion of the shipment.

        SNTG—Terminals    Terminals recognized operating revenue of $83.3 million, $75.6 million and $63.9 million for the years ended November 30, 2005, 2004 and 2003, respectively. Revenues for terminal operations consist of rental income for the utilization of storage tanks by customers, with the majority of rental income earned under long-term contracts. These contracts generally provide for fixed rates for the use of the storage tanks and/or the throughput of commodities through the terminal facility. Revenues are also earned under short-term agreements contracted at spot rates. Revenue is recognized over the time period of usage, or upon completion of specific throughput measures, as specified in the contracts.

        SNTG—Corporate    SNTG Corporate recognized operating revenue of $7.3 million, $4.7 million and $3.8 million for the years ended November 30, 2005, 2004 and 2003, respectively. Revenues for SNTG corporate primarily consist of billings to SNTG joint ventures for overhead support.

SSF

        SSF recognized operating revenue of $245.5 million, $459.1 million and $461.8 million for the years ended November 30, 2005, 2004 and 2003, respectively. SSF recognizes revenue either on dispatch of product to customers, in the case of sales that are made on Free on Board processing plant terms, or on delivery of product to customers, where the terms of the sale are Cost, Insurance and Freight and Delivered Duty Paid. The amount recorded as revenue includes all amounts invoiced according to the terms of the sale, including shipping and handling costs billed to customers, and is after deductions for claims or returns of goods, rebates and allowances against the price of the goods, and doubtful debt provisions and write-offs.

Corporate and Other

        SSL has various types of fee income, including non-refundable subscription fees and transaction fees. Subscription fees that are billed in advance are recorded as operating revenue over the subscription period. Transaction fees that are based upon the number or value of transactions are recorded as earned as the related service transactions are performed.

Operating Expenses

        SNTG—Tankers    Tankers incurred operating expenses of $738.2 million, $640.0 million and $612.5 million for the years ended November 30, 2005, 2004 and 2003, respectively, consisting of costs directly associated with the operation and maintenance of the parcel tankers. These types of costs include time charter costs, bunker fuel costs, port costs, manning costs (i.e. ship personnel and benefits), depreciation expense, sublet costs, repairs and maintenance of tankers, commission expenses, transshipments, drydock expenses, insurance premiums and other operating expenses (i.e. voyage costs, barging expenses, provisions, ship supplies, cleaning, cargo survey costs and foreign exchange hedging costs).

        SNTG—Tank Containers    Tank Containers incurred operating expenses of $267.1 million, $246.2 million and $208.9 million for the years ended November 30, 2005, 2004 and 2003, respectively, consisting of costs such as ocean and inland freight charges, short-term tank rental expenses, cleaning and survey costs, additional costs (services purchased and charged through to customers), maintenance and repair costs, storage costs, insurance premiums, depreciation expense and other operating expenses (i.e. depot expenses, agency fees and refurbishing costs).

        SNTG—Terminals    Terminals incurred operating expenses of $51.6 million, $45.4 million and $41.1 million for the years ended November 30, 2005, 2004 and 2003, respectively, consisting of costs such as labor and benefit costs, depreciation expense, utilities, rail car hire expenses, real estate taxes for sites, maintenance and repair costs, regulatory expenses, disposal costs, storage costs and other operating expenses (i.e. through put charges, survey costs, cleaning, line haul, rail costs and tank car hire costs).

        SNTG—Corporate    SNTG Corporate incurred operating expenses of $6.9 million, $3.5 million and $3.1 million for the years ended November 30, 2005, 2004 and 2003, respectively, consisting primarily of depreciation expense on corporate assets.

SSF

        SSF incurred operating expenses of $220.0 million, $438.6 million and $481.9 million for the years ended November 30, 2005, 2004 and 2003, respectively. These costs include production cost of goods sold (PCOGS), which are costs incurred for the production of juvenile fish and the subsequent growing of juvenile fish into adult fish ready for market. These PCOGS include costs to produce eggs for fertilization, on-site labor/personnel costs, feed costs, energy costs, contract grower fees, repairs and maintenance costs, oxygen costs, and veterinary fees. Other costs included within operating expenses are costs of fish purchased from third parties, freight costs to customers, all primary and secondary processing and packaging costs, distribution and handling costs, storage, import duties, inventory write downs, lower of cost or market provisions and mortality losses.

Administrative and General Expenses

        Administrative and General expenses include the following costs: personnel and employment, training and development, information systems, communications, travel and entertainment, office costs, publicity and advertising, and professional fees.

        These costs are incurred for the following functions: executive management, divisional management, regional management, finance, accounting, treasury, legal, information technology, human resources, office management, sales and marketing, risk and insurance management, ship administrative operations and management (SNTG), and farming administrative management (SSF).

Concentration of Credit Risk

        Trade receivables are from customers across all lines of its business. The Company extends credit to its customers in the normal course of business. The Company regularly reviews its accounts receivable and establishes an allowance for uncollectible amounts. The amount of the allowance is based on the age of unpaid balances, information about the current financial condition of customers, and other relevant information. Management does not believe significant risk exists in connection with concentrations of credit at November 30, 2005.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements and reported amounts of revenues and expenses during the year. On an on-going basis, management evaluates the estimates and judgments, including those related to tanker voyage accounting and container move cost estimates, future drydock dates, inventories and fish mortality, the carrying value of non-consolidated joint ventures, the selection of useful lives for tangible fixed and intangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for trade receivables, income tax valuation allowances, provisions for legal disputes, restructuring costs, pension benefits, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may materially differ from these estimates.

Recognition of Provisions for Legal Claims, Suits and Complaints

        The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, provides for a contingent loss in the consolidated financial statements if the contingency had been incurred at the date of the consolidated financial statements and the amount of the loss can be reasonably estimated. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies", as interpreted by the Financial Accounting Standards Board ("FASB") Interpretation No. 14, "Reasonable Estimation of the Amount of a Loss", if management has determined that the reasonable estimate of the loss is a range and that there is no best estimate within the range, the Company will provide the lower amount of the range. See Note 17, "Commitments and Contingencies" and Note 18, "Legal Proceedings" for further discussion.

Environmental Matters

        Accruals for environmental matters are recorded when it is probable that a liability has been incurred or an asset impaired and the amount of the loss can be reasonably estimated. Liabilities for environmental matters require evaluations of relevant environmental regulations and estimates of future remediation alternatives and costs. See Note 17, "Commitments and Contingencies" and Note 18, "Legal Proceedings" for further discussion.

Foreign Currency Translation

        SNSA, incorporated in Luxembourg, has U.S. dollar share capital and dividends that are expected to be paid in U.S. dollars. The Company's reporting currency and functional currency is the U.S. dollar.

        The Company translates the financial statements of its non-U.S. subsidiaries into U.S. dollars from their functional currencies (usually local currencies) in accordance with the provisions of SFAS No. 52, "Foreign Currency Translation". Under SFAS No. 52, assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated at exchange rates which approximate the average rate prevailing during the year. The resulting translation adjustments are recorded in a separate component of "Accumulated other comprehensive loss, net" as "Translation adjustments, net" in the consolidated statements of shareholders' equity. Exchange gains and losses resulting from transactions denominated in a currency other than the functional currency are included in "Foreign currency exchange (loss) gain" in the consolidated statements of operations.

        During 2003, SSF redesignated certain long-term non-functional currency intercompany loans within the SSF group (which are eliminated in consolidation) from long-term and permanent in nature to non-permanent. This change was because the Company suspended any further loans from SNTG (Liberia) to the SSF group, as a result of waiver agreements on certain of the Company's financing agreements. Moreover, several banks that had been providing short-term loans to SSF companies began to reduce or cancel their loans. As such, in order to increase liquidity of the SSF group of companies, the long-term loans were redesignated as non-permanent and are intended to be repaid in due course. This change in designation required the loans to be revalued through the consolidated statements of operations prospectively beginning in the fourth quarter of fiscal 2003 year, which resulted in a loss of $4.6 million and a gain of $13.2 million in foreign currency exchange (loss) gain in the years ended November 30, 2005 and 2004, respectively, and a gain of $12.7 million in the fourth quarter of the year ended November 30, 2003.

        Stolt Sea Farm Holdings B.V. manages the liquidity of the SSF group and had made several loans to operating companies on the basis that the loans were permanent quasi-capital and did not have to be repaid. Transactions and balances for which settlement is not planned or anticipated in the foreseeable future are considered to be part of the net investment. Accordingly, related gains or losses on the loans are reported in "Accumulated other comprehensive loss, net" in the consolidated balance sheets in the same manner as translation adjustments when the financial statements of these entities are consolidated.

Restructuring Charges

        The Company accounts for restructuring charges in respect of existing post-employment plans, which includes statutory legal requirements to pay severance costs, under SFAS No. 112 "Employers' Accounting for Postemployment Benefits". In these circumstances, the Company recognizes a provision for severance costs at the date that it is probable that the employee will be entitled to the benefits and when these can be reasonably estimated.

        Where the termination costs are of a "one-time" involuntary nature, the Company applies SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". This includes costs for severance, and the costs for vacated property. The Company provides for these costs at fair value at the date the plans are communicated to employees and when the Company is committed to the plan, and it is unlikely that significant changes will be made to the plan. Once accrued, such costs are amortized over the terminated employees' required period of service, if any.

Capitalized Interest

        Interest costs incurred during the construction period of significant assets are capitalized and charged to expense over the useful lives of the related assets. The Company capitalized $1.3 million, $0.6 million and $0.5 million of interest for the years ended November 30, 2005, 2004 and 2003, respectively.

Deferred Debt Issuance Costs

        Debt issuance costs are capitalized and amortized to interest expense over the term of the debt to which they relate. Amortization of debt issuance costs are included in "Interest expense" in the consolidated statements of operations and were $1.3 million, $1.6 million and $1.1 million for the years ended November 30, 2005, 2004, and 2003, respectively. Deferred debt issuance costs, net, of $4.9 million and $5.2 million as of November 30, 2005 and 2004, respectively, are included in "Other assets" in the consolidated balance sheets.

Sale of Stock by Subsidiaries

        The Company's policy is to record gains and losses on sales of stock by its subsidiaries in the consolidated statements of operations, net of the reduction in its economic interest in the subsidiary, unless realization of the gain is uncertain at the time of the sale.

Income Taxes

        The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 requires recognition of deferred tax assets and liabilities for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance at such time as, based on available evidence, it is more likely than not that the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the consolidated statements of operations in the year in which the enactment date changes.

        Provision for income taxes on unremitted earnings is made only for those amounts that are not considered to be permanently reinvested.

Income (loss) per Common Share

        Basic income (loss) per common share ("EPS") is computed by dividing net income (loss) by the weighted average number of shares outstanding during the year. Diluted EPS is computed by adjusting the weighted average number of shares outstanding during the year for all potentially dilutive shares and equivalents outstanding during the year using the treasury stock method. As further discussed in Note 20, "Capital Stock, Founder's Shares and Dividends Declared," Founder's shares, which provide the holder thereof with certain control features, only participate in earnings to the extent of $0.005 per share for years in which dividends are declared, and are limited to $0.05 per share upon liquidation. For purposes of computing EPS, dividends paid on Founder's shares are deducted from earnings to arrive at net income (loss) attributable to common shareholders. Founder's shares are not included in the basic or diluted weighted average shares outstanding in the computation of income (loss) per common share.

        The outstanding stock options under the 1987 Stock Option Plan and 1997 Stock Option Plan are included in the diluted EPS calculation to the extent they are dilutive. The following is a reconciliation of the numerator and denominator of the basic and diluted EPS computations.

	For the years ended November 30,
	2005	2004	2003
	(in thousands, except per share data)
Net Income (Loss)	$483,019	$74,870	$(315,986)
Less: dividends on Founder's shares	(82)	—	(69)

Net income (loss) attributable to common shareholders	$482,937	$74,870	$(316,055)

Basic weighted average shares outstanding	64,864	61,767	54,949
Dilutive effect of stock options	1,354	863	—

Diluted weighted average shares outstanding	66,218	62,630	54,949

Basic Income (Loss) per share	$7.45	$1.21	$(5.75)
Diluted Income (Loss) per share	7.29	1.19	(5.75)

        Outstanding stock options to purchase 697,751 shares and 2,649,302 shares were not included in the computation of diluted EPS for the years ended November 30, 2005 and 2004, respectively, because the net effect of these stock options would have been antidilutive. The diluted loss per share for the year ended November 30, 2003 does not include common share equivalents in respect to stock options of 117,648, as their effect would be antidilutive. All outstanding stock options to purchase 3,962,918 shares were excluded from the calculation of diluted EPS in 2003, as the Company incurred a net loss in that year. See Note 21, "Stock Option Plans" for further discussion.

Cash and Cash Equivalents

        Cash and cash equivalents include time deposits and certificates of deposit with an original maturity of three months or less.

Inventories

        SSF's raw materials, biomass, and finished goods are valued at average production cost or market price, whichever is lower. Finished goods consist of frozen and processed fish products. SSF capitalizes all direct and indirect costs of producing fish into inventory. This includes depreciation of production assets, and farming overhead up to a site or farming regional management level. Because SSF deals with living organisms, there is a natural level of mortality in the life cycle, which is unavoidable in the development process from egg to grown fish. This is known as normal mortality, and it varies from species to species, region to region, and depending on the stage in the life cycle of the fish. Normal expected mortality levels are set by management in each region for each species they farm. Because normal mortalities are an expected cost of getting a population of fish to market, the costs incurred in growing fish which are lost due to normal mortality are carried in the cost of inventory of the remaining fish which are harvested and sold. Abnormal mortality is mortality which is beyond what is normal mortality in terms of cause. Usually this would be caused by an identifiable external factor like a disease outbreak, an accident, adverse weather or water conditions, unusual adverse interaction with other natural organisms, attacks by predators, sabotage or other such factors. Abnormal mortalities are expensed as incurred.

        Costs are charged to operations as the fish are harvested and sold, based on the accumulated costs capitalized into inventory at the start of the month of harvesting, and in proportion to the number of fish or biomass of fish harvested as a proportion of the total at the start of the year. Harvesting, processing, packaging and freight costs, which comprise most of the remaining operating expenses, are expensed in the year in which they are incurred.

        SSF recorded provisions and write-downs of $4.1 million and $14.8 million for the years ended November 30, 2004 and 2003, respectively, against the carrying value of inventories, which is included in "Operating expenses" in the consolidated statements of operations.

Depreciation of Fixed Assets

        Fixed assets are recorded at cost. Assets acquired pursuant to capital leases are capitalized at the present value of the underlying lease obligations and amortized on the same basis as fixed assets described below unless the term of the lease is shorter.

        Depreciation of fixed assets is recorded on a straight-line basis over the useful lives of the assets as follows:

Years
SNTG
Parcel tankers and barges	20 to 25
Tank containers	20
Terminal facilities:
Tanks and structures	30 to 40
Other support equipment	5 to 35
Buildings	30 to 50
Other assets	3 to 10
SSF
Transportation equipment	5 to 10
Operating equipment	4 to 10
Buildings	20 to 40
Other assets	2 to 10

        Ships are depreciated to a residual value of 10% of acquisition cost, which reflects management's estimate of scrap or otherwise recoverable value. No residual value is assumed with respect to other fixed assets. Depreciation expense, which excludes amortization of deferred drydock costs, for the years ended November 30, 2005, 2004 and 2003, was $97.0 million, $102.6 million and $100.2 million, respectively.

        The Company adopted SFAS No. 143, "Accounting for Asset Retirement Obligations" as of December 1, 2002. SFAS No. 143 requires entities to record a legal obligation associated with the retirement of a tangible long lived asset in the year in which it is incurred. In connection with the adoption of SFAS No. 143 in the year ended November 30, 2003, the Company recorded amounts in "Other assets" and "Other liabilities" in the consolidated balance sheets associated with certain of its SSF facilities of $1.6 million, with no material impact on its results of operations for the years ended November 30, 2005, 2004 and 2003.

        Drydock costs are accounted for under the deferral method, whereby the Company defers its drydock costs and amortizes them over the period until the next drydock. Amortization of deferred drydock costs was $10.8 million, $11.0 million and $11.5 million for the years ended November 30, 2005, 2004 and 2003, respectively. The unamortized portion of deferred drydock costs of $23.2 million and $33.2 million is included in "Other assets" in the consolidated balance sheets at November 30, 2005 and 2004, respectively.

        Maintenance and repair costs, which exclude amortization of the costs of ship surveys, drydock, and renewals of tank coatings, for the years ended November 30, 2005, 2004, and 2003, were $34.5 million, $49.4 million and $38.5 million, respectively, and are included in "Operating Expenses" in the consolidated statements of operations.

Financial Instruments

        The Company enters primarily into forward exchange contracts to hedge foreign currency transactions on a continuing basis for periods consistent with its committed and forecasted exposures. This hedging minimizes the impact of foreign exchange rate movement on the Company's U.S. dollar results. The Company's foreign exchange contracts do not subject the Company's results of operations to risk due to exchange rate movements because gains and losses on these contracts offset gains and losses on the assets and liabilities being hedged. Generally, currency contracts designated as hedges of commercial commitments mature within two years.

        For each derivative contract, the relationship between the hedging instrument and hedged item, as well as its risk-management objective and strategy for undertaking the hedge is formally documented. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Contracts are typically held to their maturity date matching the hedge with the asset or liability hedged. The derivative instrument terms (currency, maturity and amount) are matched against the underlying asset or liability resulting in hedge effectiveness. Hedges are never transacted for trading purposes or speculation.

        Unrealized gains and losses on foreign exchange contracts designated as a cash flow hedge are recorded in "Accumulated other comprehensive loss, net" and as an asset or liability in the consolidated balance sheets. On maturity, the hedge contract gains or losses are included in the underlying commercial transaction. For hedge contracts designated as a fair value hedge, all realized and unrealized gains or losses are recorded in the consolidated statements of operations.

        The Company operates in a large number of countries throughout the world and, as a result, is exposed to currency fluctuations largely as a result of incurring operating expenses in the normal course of business. The Company hedges liabilities resulting from future payments to suppliers that require payment in a currency other than the functional currency of the local company. The Company manages these exposures by entering into derivative instruments pursuant to the Company's policies in areas such as counter party exposure and hedging practices.

        The Company also uses interest rate swaps to hedge certain underlying debt obligations. For qualifying hedges, the interest rate differential between the debt rate and the swap rate is reflected as an adjustment to interest expense over the life of the swap in the consolidated statements of operations.

        The Company uses bunker fuel hedge contracts to lock in the price of future forecasted bunker requirements. The hedge contracts are matched against the type of bunker fuel being purchased resulting in effectiveness between the hedge contract and the bunker fuel purchases. Bunker fuel contracts are designated as cash flow hedges and all unrealized gains or losses are recorded in "Accumulated other comprehensive loss, net" and as an asset or liability on the consolidated balance sheets. On maturity, the hedge contract gains or losses are reclassified to earnings and therefore included in the underlying cost of the bunker fuel costs in the consolidated statements of operations.

Consolidated Statements of Cash Flows

        Cash paid for interest and income taxes was as follows:

	For the years ended November 30,
	2005	2004	2003
	(in thousands)
Interest, net of amounts capitalized	$45,734	$77,813	$69,013
Income taxes	8,513	12,286	6,438

        The following table represents the balance sheet changes reflected in the contribution of net assets to Marine Harvest on the consolidated statement of cash flows for the year ended November 30, 2005. As of April 29, 2005, the date of the contribution of net assets to Marine Harvest, the SSF cash and cash equivalents balance was $19.3 million, and has been reflected in the consolidated statement of cash flows for the year ended November 30, 2005 as a net reduction in cash flows from investing activities.

Contribution of net assets to Marine Harvest

(in thousands)
Deferred income taxes	$(7,759)
Minority interest	(2,938)
Trade receivables, net	42,859
Inventories	173,230
Prepaid expenses and other current assets	9,850
Accounts payable and accrued expenses	(48,940)
Investments in and advances to non-consolidated joint ventures	3,488
Fixed assets, net	83,577
Other assets	1,298
Goodwill and other intangible assets, net	37,063
Long-term debt, including current maturities	(7,645)
Investment in Marine Harvest	(253,100)
Loan to Marine Harvest	(64,600)
Change in cumulative translation adjustment	14,303

$(19,314)

Investments in and Advances to Non-consolidated Joint Ventures

        The Company has equity investments of 50% or less in various affiliated companies which are accounted for using the equity method. Equity investments in non-consolidated joint ventures are recorded net of dividends received. In circumstances where the Company owns more than 50% of the voting interest, but the Company's ability to control the operations of the investee is restricted by the significant participating interest held by another party, the investment would be accounted for under the equity method of accounting.

        The Company accrues losses in excess of its investment basis when the Company is committed to provide ongoing financial support to the joint venture.

Impairment of Investments in Non-consolidated Joint Ventures

        The Company reviews its investments in non-consolidated joint ventures periodically to assess whether there is an "other than temporary" decline in the fair value of the investment. The Company considers whether there is an absence of an ability to recover the carrying value of the investment or inability of the investee to sustain an earnings capacity which would justify the carrying amount of the investment. If the current fair value of the investment is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset.

Goodwill

        Goodwill represents the excess of the purchase price over the fair value of net assets acquired and liabilities assumed. Goodwill is not subject to amortization.

Impairment of Fixed Assets, Goodwill and Other Intangible Assets

        In accordance with SFAS No. 142 and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", long-lived assets to be held and used are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Goodwill and other intangible assets are reviewed for impairment annually, or more frequently when conditions require, based on the fair value of the reporting unit associated with the respective intangible assets.

Stock-Based Compensation

        In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 establishes a fair value method of accounting for an employee stock option or similar equity instrument but allows companies to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has elected to continue accounting for its stock-based compensation awards to employees and directors under the accounting prescribed by APB Opinion No. 25 and to provide the disclosures required by SFAS No. 123. Stock-based compensation expense of $1.2 million was included in operating results for the year ended November 30, 2005 for the intrinsic value of stock options where the fair value of the Company's common stock on the measurement date was in excess of the exercise price. Had compensation cost for all stock option grants under the 1987 and 1997 stock option plans and the stock options of SOSA been determined in accordance with SFAS No. 123, net income (loss) and income (loss) per share would be reduced to the following pro forma amounts:

	For the years ended November 30,
	2005	2004	2003
	(in thousands, except for per share data)
Net Income (Loss), as reported	$483,019	$74,870	$(315,986)
Stock-based compensation included in reported net income (loss)	1,227	—	—
Total stock-based employee compensation cost determined under the fair value method of accounting, net of minority interest and tax	(2,951)	(2,506)	(4,397)

Net Income (Loss), pro forma	$481,295	$72,364	$(320,383)

Basic Net Income (Loss) per share:
As Reported	$7.45	$1.21	$(5.75)
Pro Forma	7.42	1.17	(5.83)
Diluted Net Income (Loss) per share:
As Reported	$7.29	$1.19	$(5.75)
Pro Forma	7.27	1.16	(5.83)

        The fair value of each stock option grant is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004	2003
Risk-free interest rates	3.7%	3.9%	3.8%
Expected lives (years)	6.5	6.5	6.5
Expected volatility	47.3%	46.2%	45.5%
Expected dividend yields	2.9%	3.4%	2.0%

Comprehensive Income (Loss)

        Comprehensive income (loss) consists of net income (loss), foreign currency translation adjustments, minimum pension liability adjustments, changes in fair value of derivatives and unrealized gains (losses) on securities and is presented in the consolidated statements of shareholders' equity.

        Accumulated other comprehensive loss, net as of November 30, 2005 and 2004 consisted of the following:

	2005	2004
	(in thousands)
Cumulative translation adjustments, net	$(3,169)	$(10,351)
Minimum pension liability adjustments, net of tax	(9,173)	(6,204)
Net unrealized (loss) gain on cash flow hedges	(3,754)	2,087

Total accumulated other comprehensive loss, net	$(16,096)	$(14,468)

Impact of New Accounting Standards

Statement of Financial Accounting Standards No. 123(R)

        In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)"), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25. SFAS No. 123(R) requires companies to measure compensation costs for share-based payments to employees, including stock options, at fair value and to recognize expense for such compensation based on the fair value of stock options over the service period beginning with the first interim or annual period after June 15, 2005. In April 2005, the Securities and Exchange Commission delayed the transition date for companies to the first fiscal year beginning after June 15, 2005, effectively delaying the Company's required adoption of SFAS No. 123(R) until the first quarter of the year ending November 30, 2006.

        Adoption of SFAS No. 123(R) will have an impact on the Company's consolidated financial statements as the Company will be required to expense the fair value of its stock option grants rather than disclose the impact on consolidated net income within the footnotes, as is current practice (see "Stock-Based Compensation" of this Note 2 to the consolidated financial statements).

        The amounts disclosed within this footnote are not necessarily indicative of the amounts that will be expensed upon the adoption of SFAS 123(R). The Company expects the compensation expense calculated under SFAS 123(R) to be approximately $4 million for the year ending November 30, 2006. Compensation expense calculated under SFAS 123(R) may differ from amounts currently disclosed within this footnote and may differ from expectations based on changes in the fair value of the Company's common stock, changes in the number of options granted or the terms of such options, the treatment of tax benefits, and changes in interest rates or other factors.

FASB Interpretation No. 47

        In March 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations (an interpretation of FASB Statement No. 143)" ("FIN 47"). FIN 47 clarifies that the term conditional asset retirement obligation, as used in FASB Statement No. 143, "Accounting for Asset Retirement Obligations," refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty may exist about the timing and (or) method of settlement. Accordingly, an entity is required to recognize the fair value of a liability for the conditional asset retirement obligation when incurred and the uncertainty about the timing and (or) method of settlement should be factored into the measurement of the liability when sufficient information exists. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Additionally, companies shall recognize the cumulative effect of initially applying FIN 47 as a change in accounting principle. The Company is currently evaluating the impact that will result from adopting FIN 47 in 2006. The Company is therefore unable to disclose the impact that adopting FIN 47 will have on its consolidated financial statements.

Statement of Financial Accounting Standards No. 153

        In December 2004, the FASB issued SFAS No. 153 "Exchanges of Nonmonetary Assets" ("SFAS No. 153"), an amendment of APB Opinion No. 29. SFAS No. 153 amends APB Opinion No. 29 by eliminating the specific exception for nonmonetary exchange of similar productive assets, and replaces it with a general exception for exchange of nonmonetary assets that do not have commercial substance. Under SFAS No. 153, a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after December 16, 2004. The Company adopted SFAS No. 153 during the year ended November 30, 2005, with no material impact on its consolidated financial statements.

Statement of Financial Accounting Standards No. 154

        In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS No. 154"). SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless such application is impracticable. SFAS No. 154 also requires that a change in the method of depreciation, amortization or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle, rather than reporting such a change as a change in accounting principle as previously reported under APB Opinion No. 20, "Accounting Changes". SFAS No. 154 replaces APB No. 20 and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements", carrying forward many provisions of APB No. 20 and the provisions of SFAS No. 3. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, however, earlier application is permitted for fiscal years beginning after June 1, 2005. SFAS No. 154 does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of SFAS No. 154. The consolidated financial statements will only be impacted by SFAS No. 154 if the Company implements a voluntary change in an accounting principle or corrects accounting errors in future periods.

3.    Discontinued Operations

        On January 13, 2005, the Company sold 79,414,260 common shares of SOSA representing all of its remaining ownership interest. The shares were sold at a price of 39.25 Norwegian Kroner per share (approximately $6.35 per share) with an aggregate gross value of $504.3 million (net proceeds of $492.4 million) in a private placement to certain qualified investors in transactions exempt from the registration requirements of the U.S. Securities Act of 1933. The Company reported a net gain on the sale of $355.9 million from this transaction. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company has reclassified its previously issued consolidated financial statements to reflect SOSA as discontinued operations.

        As of November 30, 2003, and through February 13, 2004, the Company held a 63.5% economic interest and 69.2% voting interest in SOSA resulting in consolidation of SOSA's financial statements in the consolidated financial statements net of minority interest. On February 13, 2004, a private placement of 45.5 million new SOSA common shares was offered to qualified investors, not affiliated with the Company, at a subscription price of $2.20 per share, resulting in total cash proceeds to SOSA of approximately $100 million. Concurrently, all 34 million SOSA Class B shares owned by the Company were converted to 17 million new SOSA common shares. On February 19, 2004, the Company sold 2 million of its previously directly owned SOSA common shares in a private placement transaction to an unaffiliated third party. The shares were sold at the then current market price of 24.00 Norwegian Kroner per share with proceeds of $6.7 million received on February 25, 2004. The above transaction reduced the Company's economic and voting interest in SOSA to 41.1% as of February 19, 2004, resulting in the deconsolidation of SOSA as of mid-February 2004. The equity method of accounting had been applied for the Company's remaining investment in SOSA subsequent to deconsolidation. In connection with the SOSA private placement of equity, the Company recognized a gain of $20.9 million representing the excess of SNSA's share of SOSA's equity immediately after the private placement over SNSA's investment in SOSA. The Company recognized an additional gain of $4.0 million related to SNSA's sale of two million SOSA common shares in the first quarter of 2004.

        The following table summarizes the results of operations for the discontinued operations:

	For the years ended November 30,
	2004	2003
	(in millions)
Operating revenue	$276	$1,482
Operating expenses	(267)	(1,590)

Gross profit (loss)	9	(108)
Impairment of fixed assets	—	(177)
Other expenses, net	(27)	(133)
Minority interest	7	153
Equity in income of SOSA	9	—

Income (loss) from discontinued operations	$(2)	$(265)

        SNSA also recorded equity in income of SOSA until January 13, 2005 of $1.1 million in the year ended November 30, 2005.

Settlement of Share Price Guarantees by SOSA

        The Company's accounting for the shares repurchased by SOSA in 2003 as a result of the settlement of SOSA's remaining share price guarantees (that were issued to NKT Holdings A/S as part of the SOSA acquisition of NKT Flexibles I/S in December 1999) resulted in a charge to Paid-in surplus of $5.4 million in 2003. In addition to the charge to Paid-in surplus, the above transactions resulted in entries to: (i) reduce the minority shareholders' interest in SOSA for $8.1 million as a result of the Company's increased percentage ownership in SOSA after the shares were bought back, and (ii) credit cash for $13.5 million.

        The impact of SOSA's share repurchases from NKT Holdings A/S is summarized in the following table for the year ended November 30, 2003.

Guaranteed price	Market price on date of repurchase	Number of SOSA Shares purchased	Repurchase of shares by Stolt Offshore	Settlement of share price guarantees by Stolt Offshore	Total Paid
			(in thousands)	(in thousands)	(in thousands)
$15.30	$1.14	879,121	$1,002	$12,447	$13,449

4.    Investment in and Loan to Marine Harvest

        On April 29, 2005, the Company completed the merger of the SSF and Nutreco worldwide fish farming, processing, and marketing and sales operations into a new stand-alone business entity, Marine Harvest. The Company has a 25% ownership interest in Marine Harvest and Nutreco has a 75% ownership interest. The Company received its 25% ownership interest in Marine Harvest in exchange for the contribution of SSF net assets of $253.1 million and a loan of $64.6 million. The Company accounts for its investment in Marine Harvest under the equity method of accounting.

        The Company's investment in and loan to Marine Harvest as of November 30, 2005 is comprised of the following:

(in millions)
Cost of investment in Marine Harvest	$253.1
Equity in net income of Marine Harvest	11.3
Loan to Marine Harvest	64.6
Accrued interest on loan	0.3

Total	$329.3

Summarized Financial Data of Marine Harvest

        The following represents summarized financial data of Marine Harvest in 2005. Marine Harvest's results of operations include the eight months ended December 31, 2005.

Income statement data

For the Eight Months Ended December 31, 2005
(in millions)
Operating revenue	$880
Gross profit	315
Operating income	58
Net income	45

Balance sheet data

As of December 31, 2005
(in millions)
Current assets	$937
Non-current assets	394
Current liabilities	283
Non-current liabilities	359
Shareholders' equity	689

        The loan to Marine Harvest bears interest at LIBOR plus 1.5% and is due on April 29, 2010. During the year ended November 30, 2005, the Company recorded $2.0 million of interest income on the loan. See Note 25, "Subsequent Events" for a discussion of the loan repayment during the first quarter of 2006 and the announced agreement to dispose of the Company's investment in Marine Harvest during the second quarter of 2006.

5.    Goodwill and Other Intangible Assets

        Goodwill was $0.3 million and $28.8 million as of November 30, 2005 and 2004, respectively, all of which related to SNTG goodwill at November 30, 2005 and substantially all of which related to SSF goodwill at November 30, 2004. The decrease in goodwill of $28.5 million in the year ended November 30, 2005 represents assets contributed to Marine Harvest in April 2005.

        Other intangible assets, net of accumulated amortization, are as follows:

	As of November 30,
	2005	2004
	(in millions)
Other intangible assets	$25.9	$40.0
Accumulated amortization	(1.7)	(7.1)

Total	$24.2	$32.9

        Amortization expense of other intangible assets was $0.1 million, $1.2 million and $1.7 million in the years ended November 30, 2005, 2004 and 2003, respectively.

        Net other intangible assets subject to amortization was $0.5 million and $0.6 million as of November 30, 2005 and 2004, respectively, primarily consisting of the electrical cable rights for the Vilano turbot site at SSF in 2005 and the remaining value of acquisition related agreements for site licenses of SSF Americas regions in 2004. Finite lived intangible assets are amortized over a weighted average useful life of 25 years. Amortization expense of other intangible assets subject to amortization is less than $0.1 million in each of the next five years.

        Other intangible assets not subject to amortization was $23.7 million and $32.3 million as of November 30, 2005 and 2004, respectively. Such assets primarily consisted of the SSF Southern bluefin tuna quota rights in Australia of $22.5 million in 2005 and $26.1 million in 2004, the SSF site licenses in Chile of $3.2 million in 2004, SSF site licenses in Canada and Maine of $0.7 million in 2004 and an intangible asset recognized for pension benefits of $1.2 million in 2005 and $1.5 million in 2004, and other intangible assets of $0.8 million in 2004. The decrease in other intangible assets of $8.6 million in the year ended November 30, 2005 primarily represents assets contributed to Marine Harvest in April 2005.

Impairment of Goodwill

        The Company recognized a goodwill impairment write-off of $2.4 million in 2003 for SSF. An impairment charge of $1.3 million was recorded against goodwill of SSF's America's region related to the operations in Eastern Canada as a result of continuing poor results in that region. An additional impairment charge in SSF's America's region of $0.8 million from the acquisition of Sociedad Pesquera Eicosal SA in Chile was recorded as a result of a revised assessment of future expected results in that operation. The remaining $0.3 million related to the impairment charge associated with SSF's investment in Midt-Finnmark Smolt AS.

        Gain (loss) on disposal of assets, net is comprised of the following:

	For the years ended November 30,
	2005	2004	2003
	(in thousands)
Recognition of deferred gain on sale of tuna quota rights	$12,192	$3,204	$—
Loss on closure of office building	(1,077)	(922)	—
Gain on miscellaneous sales of land/condominium	1,671	659	—
Sale of investments in securities	567	204	(5,353)
Sale of OLL	—	—	4,444
Insurance settlement on SNTG ship	—	—	1,042
Sale of SNTG ships	(1,802)	(24)	(1,295)
Sale of SNTG tank containers	81	3	71
Sale of other assets	(74)	(48)	2

	$11,558	$3,076	$(1,089)

        During 2003, SSF sold 200 metric tons of Southern bluefin tuna quota rights in Australia for $25.8 million. In conjunction with this transaction, such tuna quota rights were reacquired by SSF for an initial five year period at market rates to be set each year, with a renewal option for a further five year period again at annually agreed market rates. The tuna quota rights have an indefinite life. The deferred gain of $15.4 million on the transaction was being amortized over the initial period of five years, starting on December 1, 2003, with $12.2 million and $3.2 million of this gain recognized in 2005 and 2004, respectively. The amount for 2005 includes $10.1 million for the recognition of the remaining deferred gain as the renewal option was terminated in the third quarter of 2005.

        During 2005, SNTG recognized a loss on closure of a Houston, Texas office building of $1.1 million. SNTG recorded gains of $1.7 million on the miscellaneous sales of a land parcel for $1.1 million and a condominium in Greenwich, Connecticut for $0.6 million. Proceeds from these sales aggregated $3.0 million.

        During 2005, sales of SNTG ships resulted in losses of $1.8 million associated with the sale of the Stolt Praag, Stolt Hoechst and Stolt Berlin.

        During 2004, in connection with the sale to an unrelated third party of the Greenwich, Connecticut corporate office building leased by the Company from Edgewater Park Associates Inc., a non-consolidated joint venture, the Company recognized a loss of $0.9 million for the write-off of leasehold improvements.

        During 2004, SNTG recorded gains of $0.7 million on the miscellaneous sales of land parcels located in Perth Amboy, New Jersey and a condominium in New York City, New York.

        During 2003, the Company recorded a loss on sale of investments in securities of $5.4 million associated with the sale of Vopak and Univar shares.

        Additionally, during 2003, the Company sold substantially all of the assets of OLL to Elemica. Under the terms of the agreement, Elemica acquired the full technology platform and the ongoing business operations of OLL. SNTG will continue to be a customer of the Elemica network. In connection with the sale, SNSA recorded a gain of $4.4 million that resulted from the prior purchase in 2001 of equity of OLL by Aspen Technology, Inc. ("Aspen Tech"), the owner of approximately 19 percent minority interest in OLL.

        Under certain conditions, the purchase price of the original transaction in February 2001, as referred to above, was refundable to Aspen Tech in 2006 by OLL. As such, no gain had been recognized in connection with the initial sale of OLL's shares. In addition, due to the Company's obligation to fund OLL and the potential refund by OLL to Aspen Tech of the purchase price, the Company had recognized 100% of OLL's losses each year, without a reduction for the minority interest in OLL. The above gain is comprised of the realization of the previously deferred gain on the original transaction of $9.5 million, plus the release of various other related balance sheet items totaling $1.8 million, less the asset impairment on Aspen Tech shares of $6.9 million. The Aspen Tech shares were received as partial consideration at the time of the original sale of OLL equity.

        Refer to Note 15, "Operating Leases" for further discussion of the loss of $1.1 million recorded in 2003 on the sale and leaseback of three chemical parcel tankers, as included in the above table within sale of SNTG ships.

7.    Restructuring Charges

        The following tables summarize the activity for the restructuring charges for the years ended November 30, 2005, 2004 and 2003:

For the year ended November 30, 2005	Opening Balance	Expensed in the year	Paid in the year	Closing Balance
	(in thousands)
Personnel and severance costs	$1,859	$3,418	$(2,592)	$2,685
Professional fees	—	566	(566)	—
Relocation costs	—	2,506	(2,506)	—
Other	116	574	(580)	110

Total	$1,975	$7,064	$(6,244)	$2,795

For the year ended November 30, 2004	Opening Balance	Expensed in the year	Paid in the year	Closing Balance
	(in thousands)
Personnel and severance costs	$102	$1,802	$(45)	$1,859
Professional fees	—	142	(142)	—
Relocation costs	—	473	(473)	—
Other	—	262	(146)	116

Total	$102	$2,679	$(806)	$1,975

For the year ended November 30, 2003	Opening Balance	Expensed in the year	Paid in the year	Closing Balance
	(in thousands)
Personnel and severance costs	$—	$2,010	$(1,908)	$102
Professional fees	—	42	(42)	—
Relocation costs	—	88	(88)	—

Total	$—	$2,140	$(2,038)	$102

        In early 2001, SNTG embarked upon a major strategic initiative to improve the utilization of assets, divest non-core assets and reduce costs. One aspect of this initiative was an overhead reduction effort, announced in January 2002. The SNTG restructuring program in 2002 included the termination of 108 employees and the relocation of 27 employees. Costs incurred by SNTG in 2003 included $2.0 million in personnel and severance costs, and $0.1 million in professional fees and costs associated with the relocation of employees from Houston, Texas to Rotterdam, The Netherlands.

        In June 2004, SNTG announced another phase of the restructuring plan, which included the relocation of key operational and administrative functions from Houston, Texas and Greenwich, Connecticut to Rotterdam, The Netherlands. In 2004, total costs were $2.7 million and included $1.8 million in personnel and severance costs, $0.5 million in relocation costs, $0.1 million in professional fees and $0.3 million in other costs. Total costs incurred by SNTG in 2005 were $7.1 million and included $3.4 million in personnel and severance costs, $2.5 million in relocation costs, $0.6 million in professional fees and $0.6 million in other costs.

8.    Income Taxes

        The following tables present the United States and non-U.S. components of the income tax provision for the years ended November 30, 2005, 2004 and 2003 by business segment:

For the year ended November 30, 2005	SNTG and Other	SSF	Total
	(in thousands)
Current:
U.S.	$381	$—	$381
Non-U.S.	3,704	3,235	6,939
Deferred:
U.S.	(4,898)	—	(4,898)
Non-U.S.	(25)	7,282	7,257

Income tax provision	$(838)	$10,517	$9,679

For the year ended November 30, 2004	SNTG and Other	SSF	Total
	(in thousands)
Current:
U.S.	$(6,599)	$—	$(6,599)
Non-U.S.	2,980	2,509	5,489
Deferred:
U.S.	13,089	—	13,089
Non-U.S.	74	(131)	(57)

Income tax provision	$9,544	$2,378	$11,922

For the year ended November 30, 2003	SNTG and Other	SSF	Total
	(in thousands)
Current:
U.S.	$(9,356)	$—	$(9,356)
Non-U.S.	4,275	8,414	12,689
Deferred:
U.S.	5,370	4,627	9,997
Non-U.S.	—	2,597	2,597

Income tax provision	$289	$15,638	$15,927

        The following presents the reconciliation of the provision for income taxes to United States federal income taxes computed at the statutory rate:

	2005	2004	2003
	(in thousands)
Income (loss) from continuing operations before income tax provision, minority interest, equity in net income of Marine Harvest and cumulative effect of a change in accounting principle	$124,471	$64,999	$(35,056)

Tax at U.S. federal rate (35%)	$43,565	$22,749	$(12,270)
Differences between U.S. and non-U.S. tax rates	(3,349)	(285)	1,137
Income not subject to income tax	(40,611)	(21,485)	(17,318)
Losses not benefited and change in valuation allowance	7,844	16,241	42,369
Withholding and other taxes	—	(3,667)	(881)
Write-off of deferred tax assets set up in prior years in companies contributed to Marine Harvest	11,315	—	—
Reversal of prior years United Kingdom CFC reserve	(6,361)	—	—
Adjustments to estimates relative to prior years	(435)	641	—
Other, net	(2,289)	(2,272)	2,890

Income tax provision	$9,679	$11,922	$15,927

        As of November 30, 2004, the Company had a reserve of $6.4 million in connection with a probable tax liability associated with the United Kingdom Controlled Foreign Company ("CFC") regulations. This matter was settled favorably during the year ended November 30, 2005 and the reserve was reversed.

        Substantially all of SNTG's shipowning and ship operating subsidiaries are incorporated in countries which do not impose an income tax on the operating profits of shipping operations. Pursuant to the U.S. Internal Revenue Code of 1986, as amended, effective for the Company's fiscal year beginning on or after December 1, 1987, U.S. source income from the international operation of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption to U.S. citizens and corporations, and whose shareholders meet certain residency requirements.

        The Company believes that substantially all of SNTG's shipowning and ship operating subsidiaries meet the requirements to qualify for this exemption from U.S. taxation.

        The Company's and its subsidiaries' income tax returns are routinely examined by various tax authorities. In management's opinion, adequate provisions for income taxes have been made for all open years.

        The components of the deferred tax assets and liabilities as of November 30, 2005 and 2004 are as follows:

As of November 30, 2005	SNTG and other	SSF	Total
	(in thousands)
Deferred Tax Assets:
Net operating loss carryforwards	$12,614	$—	$12,614
Other temporary differences—net	13,123	1,054	14,177

Gross deferred tax assets	25,737	1,054	26,791
Valuation allowances	(1,448)	—	(1,448)

Deferred tax assets—net	24,289	1,054	25,343

Deferred Tax Liabilities:
Differences between book and tax depreciation	(30,448)	—	(30,448)
U.S. state deferred taxes	(1,579)	—	(1,579)
Other temporary differences	(9,742)	(613)	(10,355)

Deferred tax liabilities	(41,769)	(613)	(42,382)

Net deferred tax (liability) asset	$(17,480)	$441	$(17,039)

Current deferred tax asset	$362	$803	$1,165
Non-current deferred tax asset	22,825	251	23,076
Current deferred tax liability	—	(359)	(359)
Non-current deferred tax liability	(40,667)	(254)	(40,921)

	$(17,480)	$441	$(17,039)

As of November 30, 2004	SNTG and other	SSF	Total
	(in thousands)
Deferred Tax Assets:
Net operating loss carryforwards	$18,413	$57,593	$76,006
Differences between book and tax depreciation	—	19,471	19,471
Other temporary differences—net	10,398	(9,805)	593

Gross deferred tax assets	28,811	67,259	96,070
Valuation allowances	(4,886)	(50,973)	(55,859)

Deferred tax assets—net	23,925	16,286	40,211

Deferred Tax Liabilities:
Differences between book and tax depreciation	(27,476)	(2,411)	(29,887)
U.S. state deferred taxes	(50)	—	(50)
Other temporary differences	(19,348)	(8,800)	(28,148)

Deferred tax liabilities	(46,874)	(11,211)	(58,085)

Net deferred tax (liability) asset	$(22,949)	$5,075	$(17,874)

Current deferred tax asset	$918	$3,646	$4,564
Non-current deferred tax asset	12,445	12,640	25,085
Current deferred tax liability	—	(11,204)	(11,204)
Non-current deferred tax liability	(36,312)	(7)	(36,319)

	$(22,949)	$5,075	$(17,874)

        As of November 30, 2005 and 2004, the current deferred tax asset of $1.2 million and $4.6 million, respectively, is included within "Other current assets" in the consolidated balance sheets. The current deferred tax liability of $0.4 million and $11.2 million as of November 30, 2005 and 2004, respectively, is included within "Other current liabilities" in the consolidated balance sheets.

        Withholding and remittance taxes are not recorded on the undistributed earnings of SNSA's subsidiaries since under the current tax laws of Luxembourg and the countries in which substantially all of SNSA's subsidiaries are incorporated, no taxes would be assessed upon the payment or receipt of dividends. Earnings retained by subsidiaries incorporated in those countries, which impose withholding, or remittance taxes are considered by management to be permanently reinvested in such subsidiaries. The undistributed earnings of these subsidiaries as of November 30, 2005 were not material.

        The following represents the United States and foreign components of income (loss) from continuing operations before income tax provision, minority interest, equity in net income of Marine Harvest and cumulative effect of a change in accounting principle for the years ended November 30, 2005, 2004 and 2003 by business segment:

	2005	2004	2003
	(in thousands)
SNTG and Other:
U.S.	$(5,352)	$8,767	$(13,670)
Non-U.S.	134,707	71,879	41,754
SSF:
Non-U.S.	(4,884)	(15,647)	(63,140)

Total	$124,471	$64,999	$(35,056)

        As of November 30, 2005, SNTG had $36.2 million of net operating loss carryforwards for income tax purposes, which, if unutilized have an indefinite carryforward period.

        The Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets that may not be realized. The valuation allowance decreased to $1.4 million as of November 30, 2005 from $55.9 million as of November 30, 2004. The decrease in the valuation allowance at SSF of $51.0 million in the year ended November 30, 2005 represents net assets contributed to Marine Harvest in April 2005.

        The tax valuation allowances by tax region as of November 30, 2005 and 2004 are as follows:

		November 30, 2005			November 30, 2004
	Note	SNTG	SSF	Total	SNTG	SSF	Total
Asia Pacific	(a)	$—	$—	$—	$—	$20.0	$20.0
Brazil	(a)	1.4	—	1.4	4.9	—	4.9
Scandinavia	(a)	—	—	—	—	7.2	7.2
United Kingdom	(b)	—	—	—	—	3.1	3.1
United States	(a)	—	—	—	—	18.4	18.4
Other	(a)	—	—	—	—	2.3	2.3

TOTALS		$1.4	$—	$1.4	$4.9	$51.0	$55.9

NOTES

(a)
The net deferred tax assets are comprised largely of net operating loss carryforwards. A history of tax losses exists. No other objectively verifiable evidence of realizability is available. A valuation allowance was established on that portion of the net operating loss carryforwards where it is more likely than not that a portion of such deferred tax assets will not be realized.

(b)
The net deferred tax assets are comprised largely of net operating loss carryforwards and future interest deductions related to intercompany debt. No other objectively verifiable evidence of realizability is available. A valuation allowance was established on that portion of the net deferred tax assets where it is more likely than not that a portion of such deferred tax assets will not be realized.

        The decrease in deferred tax assets and liabilities, and the related valuation allowances, in 2005 represents assets and liabilities contributed to Marine Harvest in April 2005.

9.    Inventories

        Inventories at November 30, 2005 and 2004 consisted of the following:

2005	SNTG	SSF	Total
	(in thousands)
Raw materials	$119	$178	$297
Consumables	247	—	247
Seafood biomass	—	17,012	17,012

	$366	$17,190	$17,556

2004	SNTG	SSF	Total
	(in thousands)
Raw materials	$123	$5,793	$5,916
Consumables	223	1,668	1,891
Seafood biomass	—	175,627	175,627
Finished goods	—	37,427	37,427

	$346	$220,515	$220,861

10.    Investments in and Advances to Non-Consolidated Joint Ventures

        Investments in and advances to non-consolidated joint ventures consisted of the following:

			As of November 30,
	Geographic Location	2005 Ownership %
			2005	2004
			(in thousands)
Tankers
Stolt-Nielsen Asia Pacific Inc.	Singapore	50	$9,481	$7,840
NYK Stolt Tankers S.A.	Singapore	50	43,335	37,327
Stolt Australia Pty Ltd.	Australia	50	92	97
SIA LAPA Ltd.	Latvia	49	983	1,093
Seabulk International Inc.	United States	—	—	1,641
Stolt Ship Management (Shanghai) Ltd.	China	49	5,029	107
Other		—	—	4

			58,920	48,109
Tank Containers
N.C. Stolt Transportation Services Co., Ltd.	Japan	50	698	619
N.C. Stolt Chuyko Transportation Services Co., Ltd.	Japan	35	236	261
Hyop Woon Stolt Transportation Services Co., Ltd.	South Korea	50	606	540

			1,540	1,420
Terminals
Jeong-IL Stolthaven Ulsan Co. Ltd.	South Korea	50	20,835	18,713
Stolthaven Westport Sdn. Bhd.	Malaysia	40	4,544	3,200

			25,379	21,913
SSF
Engelwood Packing Co. Ltd.	Canada	50	—	1,449
Landcatch Chile Ltda.	Chile	50	—	1,771

				3,220
Other			—	27

Total			$85,839	$74,689

        The Company accrues for its equity share of losses in excess of the investment value when the Company is committed to provide ongoing financial support to the joint venture.

        The SSF related investments in the above table were included in the assets contributed to Marine Harvest on April 29, 2005. See Note 4, "Investment in and Loan to Marine Harvest" for further discussion.

        During 2005, the Company sold its interest in Seabulk International Inc. for $2.4 million. A gain of $0.7 million was recorded upon the sale in "Equity in net income (loss) of non-consolidated joint ventures" in the consolidated statements of operations.

        During 2004, a non-consolidated partnership joint venture of the Company sold its interest in an office building that had been the only asset held by Edgewater Park Associates Inc. The joint venture was dissolved upon the sale. The Company recorded a gain of $10.9 million in "Equity in net income (loss) of non-consolidated joint ventures" in the consolidated statements of operations for its share of the gain on sale of the building.

        In anticipation of the sale of its interest in Dovechem Stolthaven Ltd., SNTG recognized an impairment charge of $10.4 million in 2003. The impairment charge is reflected under "Equity in net income (loss) of non-consolidated joint ventures" in the consolidated statements of operations. This reduced the value of the investment to its net realizable value. The sale was finalized and proceeds of $24.4 million were received in December 2003.

        During 2003, SNTG sold its interest in the U.S. cabotage fleet joint venture Stolt Marine Tankers LLC. An asset impairment charge of $7.5 million was recognized in 2003 in "Equity in net income (loss) of non-consolidated joint ventures" in the consolidated statement of operations, to reduce the investment balance to fair market value.

        Summarized financial information of the Company's non-consolidated joint ventures, representing 100% of the respective amounts included in the individual non-consolidated joint ventures' financial statements, is as follows:

	For the years ended November 30,
Income statement data
	2005	2004	2003
	(in millions)
Operating revenue	$196	$176	$243
Gross profit	63	43	54
Net income	29	47	8
	As of November 30,
Balance sheet data
	2005	2004
	(in millions)
Current assets	$75	$53
Non-current assets	292	342
Current liabilities	87	115
Non-current liabilities	285	332

        The income statement data for the non-consolidated joint ventures presented above includes the following items related to transactions with the Company:

	For the years ended November 30,
	2005	2004	2003
	(in millions)
Charter hire revenue	$46.6	$31.6	$55.3
Tank container cleaning station revenue	4.4	5.0	4.5
Rental income (from office building leased to the Company)	—	1.3	2.3
Charter hire expense	60.1	51.1	60.4
Management and other fees	4.1	5.9	1.0
Freight and Joint Service Commission	1.4	1.5	1.2
Interest expense	1.1	0.1	0.1

        The balance sheet data for the non-consolidated joint ventures presented above includes the following items related to transactions with the Company:

	As of November 30,
	2005	2004
	(in millions)
Amounts due from the Company	$4.2	$5.7
Amounts due to the Company	43.1	42.2

        Included within "Amounts due to the Company" is $3.3 million and $5.2 million at November 30, 2005 and 2004, respectively, for trade receivables from joint ventures. These amounts are reflected in the consolidated balance sheets as "Receivables from related parties." The remaining amounts due to the Company are included in "Investments in and advances to non-consolidated joint ventures". Amounts due from the Company are included in "Other current liabilities" in the consolidated balance sheets.

11.    Investment in and Advances to Discontinued Operations

Other Arrangements and Transactions with SOSA

        SOSA and SNSA had developed a number of arrangements and engaged in various transactions as affiliated companies. All material arrangements with SOSA were reviewed by the SNSA Audit Committee. Previous material agreements are the agreements described below:

Corporate Services Agreement

        Pursuant to a corporate services agreement, SNSA supplied through its subsidiaries, financial, risk management, public relations and other services to SOSA for an annual fee based on costs incurred in rendering those services. The fee was subject to negotiation and agreement between SOSA and SNSA on an annual basis. The fees are included as a component of administrative and general expenses in the consolidated statements of operations. In connection with the sale of all of the Company's remaining ownership interest in SOSA in January 2005, the Corporate Services Agreement was terminated.

Other Administrative Service Charges

        SNSA provides various services to SOSA, including insurance, payroll administration, information technology, and receives a fee for these services. The fee is included as a component of administrative and general expenses in the consolidated statements of operations. The fees for these services in 2004 resulted in a net payment to SOSA of $0.7 million as the fees were offset by the receipt of final settlement of certain insurance premiums paid previously by SOSA.

Guarantee Fees

        SOSA compensated SNSA for the provision of guarantees. All such guarantees were eliminated as of November 30, 2004 as SNSA was released from all of its financial guarantee obligations to SOSA as a result of SOSA's new $350 million secured revolving credit and guarantee facility.

SOSA Intercompany Payments

        The table below sets out charges and payments to SOSA and its subsidiaries for the years ended November 30, 2004 and 2003:

	2004	2003
	(in millions)
Interest and guarantee fee charges from SNSA to SOSA	$1.1	$3.5
Corporate services agreement charges from SNSA to SOSA	2.6	3.4
Insurance premium payable by SOSA to captive insurance company of SNSA	9.6	6.6
Receipts by SOSA from captive insurance company of SNSA	(13.2)	(3.0)
Other administrative service charges (receipts) from SNSA to SOSA	(0.7)	8.0

Total	$(0.6)	$18.5

        Short-term payables due to SNSA of $1.7 million as of November 30, 2004 related primarily to outstanding insurance related activities, corporate service agreement charges, and other management service charges. There was no such balance as of November 30, 2005.

        On April 20, 2004, the Company completed a previously announced debt for equity conversion, under which SNTG subscribed for an additional 22,727,272 common shares of SOSA, in consideration for the cancellation of $50 million of subordinated loans to SOSA. As SNSA received SOSA common shares in settlement of the obligation that were at a value that equaled SNSA's loan receivable amount at the date the Company committed to perform the debt to equity conversion, no gain or loss was recognized. The $50 million was added to the Company's investment in SOSA, and is included in the consolidated balance sheet caption of "Investment in and Advances to Discontinued Operations", which amounted to $133.4 million as of November 30, 2004. The Company sold its entire investment in SOSA on January 13, 2005.

12.    Employee and Officer Loans and Advances

        Employee and officer loans and advances primarily represent secured housing loans that have been provided to key employees in connection with their relocation, along with advances for travel and other costs.

        Included in "Other current assets" are loans and advances to employees and officers of the Company of $1.5 million and $0.5 million as of November 30, 2005 and 2004, respectively. In addition, included in "Other assets" are loans and advances to employees and officers of the Company of $0.2 million and $5.0 million as of November 30, 2005 and 2004, respectively.

13.    Short-Term Bank Loans and Lines of Credit

        Short-term bank loans, which amounted to $173.3 million and $292.5 million (of which $173.3 million and $291.2 million were obtained through various credit lines) at November 30, 2005 and 2004, respectively, consist principally of drawdowns under lines of credit and bank overdraft facilities. Amounts borrowed pursuant to these facilities bear interest at rates ranging from 4.84% to 5.30% in 2005, and from 1.74% to 6.63% in 2004. The weighted average interest rate was 4.9%, 3.7% and 2.4% for the years ended November 30, 2005, 2004 and 2003, respectively.

        As of November 30, 2005, the Company had various credit lines, including committed lines, payable through 2012 totaling $439.5 million, of which $266.2 million was available for future use. Of the $439.5 million in total credit lines at November 30, 2005, $400.0 million is committed beyond one year and $39.5 million is periodically subject to renewal. These credit lines are payable on demand and can be withdrawn by the banks with short notice. Commitment fees for unused lines of credit were $1.3 million, $0.3 million and $1.6 million for the years ended November 30, 2005, 2004 and 2003, respectively.

        During 2005, SNSA completed a new seven-year $400 million revolving credit facility fully underwritten by a group of banks led by Deutsche Bank. This facility, collateralized by mortgages on certain SNTG ships, replaced SNSA's existing two major ship-collateralized credit facilities.

        See Note 25, "Subsequent Events" for discussion of a new revolving credit facility and related collateral.

        Several of the credit facilities contain various financial covenants, which, if not complied with, could limit the ability of the Company to draw funds from time to time.

14.    Long-Term Debt

        Long-term debt as of November 30, 2005 and 2004, consisted of the following:

	2005	2004
	(in thousands)
Preferred ship fixed rate mortgages
Fixed interest rates ranging from 5.57% to 8.57%, maturities vary through 2015 as of November 30, 2005	$273,098	$287,279
Preferred ship variable rate mortgages
Interest rates ranging from 4.27% to 5.81%, maturities vary through 2014 as of November 30, 2005	67,638	55,780
Senior Secured Credit Facility, variable interest rate was 5.62%, maturing in 2009 as of November 30, 2005	150,000	150,000
Senior Notes
Partial payment on February 25, 2005 and remaining outstanding balance paid on April 15, 2005	—	313,600
Bank and notes payable
Interest rates ranging from 2.94% to 11.67%, maturities vary through 2008 as of November 30, 2005	2,845	13,697

	493,581	820,356

Less—current maturities	(49,482)	(165,798)

	$444,099	$654,558

        On November 30, 2004, the Senior Notes had fixed interest rates ranging from 8.46% to 10.48%, preferred ship fixed rate mortgages had interest rates ranging from 4.5% to 8.6%, preferred ship variable rate mortgages had interest rates ranging from 0.4% to 7.5%, the Senior Secured Credit Facility had an interest rate of 3.8%, and the bank and other notes payable had interest rates ranging from 2.9% to 11.0%.

        Long-term debt is denominated primarily in U.S. dollars, with $1.2 million and $123.7 million denominated in other currencies as of November 30, 2005 and 2004, respectively. The Company had hedged a portion of the November 30, 2004 foreign currency denominated debt exposure with foreign exchange contracts. During 2005, the Company prepaid, or included in the net assets contributed to Marine Harvest, much of its foreign currency denominated debt. The Company also closed any related foreign exchange contracts.

        Annual principal repayments of long-term debt for the five years subsequent to November 30, 2005 and thereafter, are as follows:

(in thousands)
2006	$49,482
2007	67,097
2008	65,909
2009	65,881
2010	112,050
Thereafter	133,162

$493,581

        Agreements executed in connection with certain debt obligations require that the Company maintains defined financial covenants, including but not limited to, minimum consolidated tangible net worth, maximum consolidated debt to tangible net worth and minimum EBITDA to consolidated interest expense. Most of the debt agreements provide for a cross default in the event of a default in another agreement. In the event of a default that extends beyond the applicable remedy or cure period, lenders may accelerate repayment of amounts due to them. Substantially all of the debt is collateralized by mortgages on vessels, tank containers and terminals with a net carrying value of $992 million as of November 30, 2005.

        As of November 30, 2005 and 2004, the Company was in compliance with the financial covenants under its various debt agreements. On February 20, 2004, a previous waiver agreement with respect to the Senior Notes was terminated. Representatives of the Senior Note holders informed the Company that the Senior Note holders believed that upon termination of the waiver agreement and the deconsolidation of SOSA, SNTG Ltd. (Liberia) was in breach of each of its: (i) leverage covenant; (ii) limitations on dividends and stock purchases; (iii) limitations on consolidations and mergers and sales of assets; and (iv) guarantees under the Senior Note agreements. The representatives did not provide specific details in support of such allegations. The Company informed the representatives of the Senior Note holders that it disagreed with these assertions. On June 16, 2004, the Company resolved the dispute with its Senior Note holders regarding the asserted defaults under the Senior Notes and entered into an agreement to amend the Senior Notes (the "Amendment Agreement"). Pursuant to the Amendment Agreement, a permanent waiver was granted by the Senior Note holders in respect of the defaults they asserted.

        On February 28, 2005, the Company determined to exercise its right pursuant to the note agreements governing the Senior Notes to redeem all $295.4 million aggregate outstanding principal balance. The Senior Notes were redeemed at the respective redemption prices set forth in each of the note agreements. In connection with the early retirement of its Senior Notes, the Company recognized additional costs on the redemption of $14.3 million, as a result of having to pay a redemption premium in accordance with the terms of the Senior Note agreements. Additionally, in 2005, the Company wrote-off $1.9 million of unamortized debt issuance costs in connection with the retirement of debt. In 2005, the Company recognized a gain on retirement of certain ship debt of $1.1 million.

15.    Operating Leases

        As of November 30, 2005, the Company was obligated to make payments under long-term operating lease agreements for tankers, land, terminal facilities, tank containers, barges, equipment and offices. Certain of the leases contain clauses requiring payments in excess of the base amounts to cover operating expenses related to the leased assets.

        During 2003, SNTG sold three chemical parcel tankers, with a net book value of $51.1 million, for $50.0 million in cash. Such tankers were leased back, and the resulting loss of $1.1 million on the sale/leaseback transaction was recorded in operating results and is included in "Gain (loss) on disposal of assets, net" in the consolidated statements of operations. As of November 30, 2005, the Company was obligated to make minimum lease payments under the charter hire agreements for the three tankers of $25.7 million, expiring in 2008.

        SNTG also sold 12 chemical parcel tankers in 2002, with a net book value of $56.4 million, for $97.7 million in cash less $2.1 million of transaction costs. Such tankers were leased back, and the resulting deferred gain of $39.2 million on the sale/leaseback transaction was being amortized over the maximum lease term of 4.5 years. The amortization of the deferred gain, amounting to $8.7 million for the year ended November 30, 2003, is included in "Operating Expenses," in the consolidated statements of operations. In accordance with the Company's adoption of FIN 46(R), such tankers were consolidated into the financial statements effective December 1, 2003.

        In previous years, SNTG entered into agreements with various Japanese shipowners for the time-charter (operating lease) of 11 parcel tankers with anticipated deliveries in 2003 through 2008. As of November 30, 2005, nine time-charters commenced with another time-charter to commence in 2006. The remaining time-charter is to commence in 2007 or 2008. These new tankers are expected to replace tankers in the SNTG fleet that the Company plans to scrap over the next several years. In connection with these agreements, which are for an initial minimum period of approximately five years and up to eight years, and include extension and purchase options at predetermined prices that the Company believes approximate fair market value, the Company has time charter commitments, that have been included in the below table, for these operating leases of approximately $248 million for 2006 through 2010.

        Minimum annual lease commitments, under agreements which expire at various dates through 2047, are as follows:

(in thousands)
2006	$134,746
2007	100,729
2008	81,000
2009	60,095
2010	32,206
Thereafter	47,866

456,642
Less—sub-lease income	(523)

$456,119

        Rental and charter hire expenses under operating lease agreements for the years ended November 30, 2005, 2004, and 2003 were $138.1 million, $138.4 million and $118.2 million, respectively, net of sub-lease income of $0.4 million, $1.4 million and $4.0 million, respectively.

16.    Variable Interest Entities

        In addition to the Company's on-balance sheet borrowings and available credit facilities, and as part of the overall financing and liquidity strategy, the Company sold 12 parcel tankers to a variable interest entity created on March 8, 2002, that had 3% of contributed outside equity, which was established for the sole purpose of owning the ships. The ships are mortgaged by the variable interest entity as collateral for the related financing arrangement. The holders of the financing arrangement retain the risk and reward, in accordance with their respective ownership percentage.

        The ships were leased by the variable interest entity, 12 Ships Inc. ("12 Ships"), to Stolt Tankers Leasing BV, a subsidiary of the Company, for a maximum term of four and a half years. As of November 30, 2003, the remaining payments under the lease agreement were $64.3 million. Under the requirements of FIN 46 (R), which the Company implemented effective December 1, 2003, the entity was consolidated in the financial statements in 2004.

        Under the previous accounting treatment for this entity, the Company would have recorded charter hire expense of approximately $13 million in 2004. As a result of consolidating 12 Ships in the consolidated financial statements in the beginning of the first quarter of 2004, the Company recorded depreciation expense, drydocking expense, interest expense and minority interest of $8 million in 2004, which is $5 million lower expense than the Company would have recorded in 2004 under the previous accounting treatment. The Company also recorded a $1.8 million loss included in the consolidated statements of operations as "Cumulative effect of a change in accounting principle" at December 1, 2003 upon the consolidation of 12 Ships.

        During 2004, the Company purchased the minority interest's equity in 12 Ships for $2 million. The excess of the purchase price over the minority interest's share of 12 Ships (which was insignificant), of $2 million has been recorded as an increase in the fixed assets of 12 Ships. On January 25, 2005, the outstanding principal of $42.7 million under the loan with 12 Ships was prepaid.

17.    Commitments and Contingencies

        As of November 30, 2005, the Company had total capital expenditure purchase commitments outstanding of approximately $19.3 million, mainly for 2006, excluding the two shipbuilding agreements discussed below.

        On June 9, 2005, the Company announced that an agreement was reached with ShinA Shipbuilding Co. Ltd. of South Korea for four 44,000 deadweight ton parcel tankers, with delivery scheduled to begin in the second quarter of 2008. The aggregate price for the four ships is expected to be $230 million. The Company also entered into a separate option agreement with the ShinA Shipbuilding Co. Ltd. to order two additional 44,000 deadweight ton parcel tankers for delivery in 2009.

        On April 1, 2005, the Company announced that agreement has been reached with the Kleven Florø yard in Norway for two 43,000 deadweight ton parcel tankers for delivery in late 2007 and early 2008. The aggregate price for the two ships is expected to be $160 million. At the same time, the Company also entered into a separate option agreement with the Kleven Florø yard for two additional 43,000 deadweight ton parcel tankers for delivery in late 2008 and 2009 for $160 million. Under the terms of a proposal by Kleven Florø to extend the original option agreement, which expired on March 31, 2006, Kleven Florø must present the Company by August 31, 2006 an unconditional offer with the terms specified in the original option agreement. Should Kleven Florø present the Company with such an unconditional offer by August 31, 2006 and the Company decides not to accept the offer, the Company may be liable for a penalty of $1.5 million. The Company also has separate options with Kleven Florø for four additional ships which contain no penalty provisions for not exercising the options.

        Additionally, the Company has directly and indirectly guaranteed approximately $4.4 million of obligations of unconsolidated related and third parties.

        SNSA agreed to indemnify and hold harmless SOSA, its subsidiaries, affiliates, directors and officers, agents and employees, and the directors and officers of its subsidiaries and affiliates (each an "Indemnified Person"), from and against any and all losses, claims, damages and liabilities (including, without limitation, legal fees and other expenses reasonably incurred in connection with any suit, action, investigation or proceeding or any claim asserted, as such fees and expenses are incurred), joint or several, of whatever nature and in whatever jurisdiction and which refer or relate in any manner to or arise from, directly or indirectly, the sale by SNSA of its direct and/or indirect holding of 79,414,260 common shares of SOSA on January 13, 2005; provided that, SNSA shall not be required to indemnify an Indemnified Person where such loss, claim, damage or liability arises out of, or is based upon, (i) an untrue statement or alleged untrue statement by a director or officer of SOSA of a material fact, (ii) an omission or alleged omission by a director or officer of SOSA to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading or (iii) the violation by a director or officer of SOSA of any laws, including U.S. federal or state securities laws and the laws of any other jurisdiction in which the above-mentioned Common Shares were offered for sale, in each case in connection with the offering of the above-mentioned common shares. This indemnity agreement terminated on February 1, 2006.

        The Company's operations involve the carriage, use, storage and disposal of chemicals and other hazardous materials and wastes. The Company is subject to applicable federal, state, local and foreign health, safety and environmental laws relating to the protection of the environment, including those governing discharges of pollutants to air and water, the generation, management and disposal of hazardous materials and wastes and the cleanup of contaminated sites. In addition, some environmental laws, such as the U.S. Superfund law, similar state statutes and common laws, can impose liability for the entire cleanup of contaminated sites or for third-party claims for property damage and personal injury, regardless of whether the current owner or operator owned or operated the site at the time of the release of contaminants or the legality of the original disposal activities.

        During 2001, the Company sold SNTG's tank storage terminals in Perth Amboy, NJ and Chicago, IL. Under the terms of the sale agreement, the Company has retained responsibility for certain environmental contingencies, should they arise during the covered period which ended two years after the closing date, in connection with these two sites. As of November 30, 2005, the Company has not been notified of any such contingencies having been incurred and neither does it anticipate any such contingencies being incurred in the future. The Chicago, IL terminal property has been leased under a long term agreement with the Illinois International Port District. In addition, as part of the Chicago, IL sale, the Company assigned its rights to the terminal property to a third party. The Company is contingently liable if the third party does not return the facility in acceptable condition at the end of the sublease period, on June 30, 2026.

18.    Legal Proceedings

        In 2005, SNSA was involved in significant legal proceedings, primarily certain antitrust matters described below. To address these issues, SNSA incurred significant legal costs, which are included in "Administrative and general expenses" in the consolidated statements of operations. SNSA has also made significant provisions for cash or guaranteed payment terms of agreements or agreements reached in principle or offers made to customers to resolve or avoid antitrust litigation. SNSA expects that it will continue to incur significant legal costs until these matters are resolved. SNSA also suffered significant distraction of management time and attention related to these legal proceedings and expects that it will continue to suffer this distraction until these proceedings are resolved. It is possible that the Company could suffer criminal prosecution, substantial and material fines or penalties or civil penalties, including significant monetary damages or settlement costs as a result of these matters. These matters are at early stages, and it is not possible for the Company to determine whether or not an adverse outcome is probable or, if so, what the range of possible losses would be.

SNSA and SNTG

Parcel Tanker Investigations by U.S. Department of Justice and European Commission

        In 2002, SNSA became aware of information that caused it to undertake an internal investigation regarding potential improper collusive behavior in the Company's parcel tanker and intra-Europe inland barge operations. As a consequence of the internal investigation, SNSA determined to voluntarily report certain conduct to the Antitrust Division (the "Antitrust Division") of the U.S. Department of Justice (the "DOJ") and the Competition Directorate of the European Commission (the "EC").

        As a result of its voluntary report to the DOJ concerning certain conduct in the parcel tanker industry, SNTG entered into an Amnesty Agreement dated January 15, 2003 (the "Amnesty Agreement") with the Antitrust Division, which provided that the Antitrust Division agreed "not to bring any criminal prosecution" against the Company for any act or offense it may have committed prior to January 15, 2003 in the parcel tanker industry to or from the United States, subject to the terms and conditions of the Amnesty Agreement including continued cooperation. The Amnesty Agreement covers SNSA, SNTG and their directors, officers and employees.

        On February 25, 2003, SNTG announced that it had been conditionally accepted into the DOJ's Corporate Leniency Program with respect to possible collusion in the parcel tanker industry. At the same time, the Company also announced that the EC had admitted the Company into its Immunity Program with respect to deep-sea parcel tanker and intra-Europe inland barge operations. Acceptance into the EC program affords the Company immunity from EC fines with respect to anticompetitive behavior, subject to the Company fulfilling the conditions of the program, including continued cooperation. It is possible that in the future national authorities in Europe, or elsewhere, will assert jurisdiction over the alleged activities.

        On April 8, 2003, the Antitrust Division's Philadelphia field office staff informed the Company that it was suspending the Company's obligation to cooperate because the Antitrust Division was considering whether or not to remove the Company from the DOJ's Corporate Leniency Program. The stated basis for this reconsideration was that the Antitrust Division had received evidence that the Company had not met the condition that it "took prompt and effective action to terminate its part in the anticompetitive activity being reported upon discovery of the activity."

        In February 2004, the Company filed a civil action against the DOJ in the United States District Court for the Eastern District of Pennsylvania (the "District Court") to enforce the Amnesty Agreement and to seek specific performance and/or a permanent injunction to enforce the Agreement's bar on criminal prosecution for certain activity having occurred prior to January 15, 2003. On March 2, 2004, the DOJ notified SNTG that it was unilaterally voiding the Amnesty Agreement and revoking the Company's amnesty. On January 14, 2005, the District Court entered a judgment in favor of the Company and permanently enjoined the DOJ from indicting or prosecuting SNSA or SNTG for any violation of the Sherman Antitrust Act prior to January 15, 2003, in the parcel tanker industry involving transportation to and from the United States. Through this order, the District Court enforced the Amnesty Agreement. The DOJ subsequently appealed the January 14, 2005 District Court order. On March 23, 2006, a two-judge panel of the United States Court of Appeals for the Third Circuit reversed and remanded the District Court's ruling for further proceedings. The panel's decision did not address the merits of the Company's arguments regarding the effect of the Amnesty Agreement. Instead, the decision was based on the determination that the District Court did not have the authority to issue a pre-indictment injunction. On March 28, 2006, the Company filed a petition for rehearing en banc, in which the Company seeks to have the appeal reconsidered by the entire Third Circuit court. The Company is currently awaiting a decision on that petition. If the District Court's ruling is not upheld following appeals and any further proceedings, it is possible that SNTG or its directors, officers or employees could be subject to criminal prosecution and, if found guilty, to substantial and material fines and penalties.

        In August 2004, the EC informed SNTG that it had closed its investigation into possible collusive behavior in the intra-Europe inland barge industry. The EC investigation into the parcel tanker industry has continued. SNTG currently remains in the EC's Immunity Program with respect to the parcel tanker industry. The continuing immunity and amnesty of the Company and the directors and employees depends on the EC's satisfaction that going forward, the Company and its directors, officers and employees are meeting any obligations they may have to cooperate and otherwise comply with the conditions of the Immunity Program. It is possible that the EC could assert that the Company or such directors, officers or employees have not complied or are not fully complying with the terms and conditions of the Immunity Program. If this were to happen, the Company or such directors, officers or employees could be partly or fully removed from the Immunity Program, subject to criminal prosecution and, if found guilty, substantial and material fines and penalties.

        Because of the ongoing litigation with the Antitrust Division in respect to the Company's Amnesty Agreement, including the Company's success at the District Court level, the fact-intensive nature of the issues involved, and the inherent difficulty of predicting the outcome of antitrust lawsuits and investigations, the Company is not able to conclude that an adverse outcome in connection with the criminal investigation is probable or a reasonable range for any such outcome and has made no provisions for any fines related to the DOJ or EC investigations in the accompanying consolidated financial statements. Two other targets of the antitrust criminal investigation, Odjfell ASA and Jo Tankers, agreed to pay fines of $42.5 million and $19.5 million, respectively, to settle the investigation. The Company has also noted that criminal fines paid in plea agreements in major price-fixing cases over the last decade have ranged from tens of millions to hundreds of millions of dollars. The range in cases involving other companies and other circumstances is not necessarily indicative of the range of exposure that the Company would face in the event of an adverse outcome of the DOJ investigation and litigation with the Antitrust Division. An adverse outcome in these proceedings, however, would likely have a material adverse effect on the Company's financial condition, cash flows and results of operations.

Parcel Tanker Investigations by Other Competition Agencies

        In February 2004, the Korea Fair Trade Commission ("KFTC") notified the Company that it was engaged in an antitrust investigation of the parcel tanker shipping industry and SNTG. In January 2006, the Company received a letter from the KFTC stating that the KFTC had "ceased deliberations" in its investigation. The Company understands this letter to constitute formal notice that the KFTC has closed its investigation.

        In February 2004, the Canadian Competition Bureau ("CCB") notified the Company that they were engaged in antitrust investigations of the parcel tanker shipping industry and SNTG. On March 30, 2006, the CCB confirmed that its investigation remains ongoing. Because of the continuing nature of the CCB investigation, the fact-intensive nature of the issues involved, and the inherent unpredictability of the outcome of such proceedings, the Company has made no provisions for any fines related to the Canadian antitrust investigation in the accompanying consolidated financial statements. It is possible that the outcome of this investigation could result in criminal prosecutions and if the Company is found guilty, substantial and material fines and penalties. Consequently, the outcome of the CCB investigation could have a material adverse effect on the Company's financial condition, cash flows and results of operations.

        On June 10, 2005, the Company received written notice from the Australian Competition and Consumer Commission ("ACCC") that stated that an investigation of the parcel tanker shipping industry had been initiated in 2003. The ACCC simultaneously informed the Company by its letter that the ACCC had concluded that insufficient evidence was available to merit taking action at that time. The ACCC informed the Company that the letter constitutes formal notice that the investigation was closed.

U.S. Department of Justice Investigation into the Stolt-Nielsen Tank Container Business

        On June 28, 2004, the Company received a grand jury subpoena from the Antitrust Division calling for the production of documents relating to the Company's tank container business, which is organized as a separate line of business from the Company's parcel tanker business. The Company has informed the DOJ that it is committed to cooperating in this matter. Because of the early stage of this investigation and the inherent unpredictability of the outcome of such proceedings, the Company has made no provisions for any fines or other penalties related to the DOJ investigation in the accompanying consolidated financial statements. It is possible that the outcome of this investigation could result in criminal prosecutions and, if the Company is found guilty, substantial and material fines and penalties. Consequently, the outcome of this investigation could have a material adverse effect on the Company's financial condition, cash flows and results of operations.

Possibility of Undisclosed Governmental Investigations

        The foregoing are the government antitrust investigations of which the Company has received formal notification. Because of the trend towards global coordination of competition agencies and the confidentiality of certain investigations that they conduct, it is possible that there are or may be additional investigations by other national authorities of the parcel tanker industry, the tank container industry or other businesses in which the Company participates. It is also possible that the consequences of such investigations could have a material adverse effect on the Company's financial condition, cash flows and results of operations.

Antitrust Civil Class Action Litigations and Arbitrations

        During 2005, there were ten putative private antitrust class action lawsuits outstanding against SNSA and SNTG in U.S. federal and state courts for alleged violations of antitrust laws, six of which have been dismissed or settled. The four remaining actions set forth almost identical claims of collusion and bid rigging that track information in media reports regarding the DOJ and EC investigations. The suits seek treble damages in unspecified amounts and allege violations of the Sherman Antitrust Act and various state antitrust and unfair trade practices acts. The actions typically name as defendants SNSA and SNTG, along with several of the Company's competitors, including Odfjell, Jo Tankers and Tokyo Marine.

        Of the six putative class action lawsuits that have been dismissed or settled in 2005, the following three actions were voluntarily dismissed by the plaintiffs in April 2005 without any settlement:

  •
  Basic Chemical Solutions LLC, individually and on behalf of all others similarly situated, v. Stolt-Nielsen S.A.; Stolt-Nielsen Transportation Group Ltd.; Odfjell ASA; Odfjell USA Inc.; Jo Tankers BV; Jo Tankers USA, Inc.; and Tokyo Marine Co., 2:03-CV-4080 (E.D. Pa.);

  •
  GFI Chemicals, LP; and GFI Sweden AB, individually and on behalf of all others similarly situated, v. Stolt-Nielsen S.A.; Stolt-Nielsen Transportation Group Ltd.; Odfjell ASA; Odfjell USA Inc.; Jo Tankers BV; Jo Tankers USA, Inc.; and Tokyo Marine Co., 2:03-CV-4079 (E.D. Pa.); and

  •
  KP Chemical Corporation, on behalf of itself and all others similarly situated, v. Jo Tankers AS, Jo Tankers NV, Jo Tankers Asia Pte, Ltd., Jo Tankers Japan, Stolt-Nielsen Transportation Group Ltd., Stolt Parcel Tankers, Inc., Stolt-Nielsen Netherlands BV, Stolthaven Terminals, Inc., Anthony Radcliffe Steamship Company, Ltd., Copenhagen Tankers, Inc., Parcel Tankers de Columbian y Cia Ltda., Tokyo Marine Co., Ltd. and IIno Kaiun Kaisha, Ltd., 3:04-cv-00249 (D. Conn.) ("KP Chemical").

The plaintiff in the following putative class action never served the Company with its complaint, and the complaint was dismissed by the U.S. District Court for the District of Connecticut on February 6, 2006:

  •
  Tulstar Products, Inc. individually and on behalf of all others similarly situated, v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, Odfjell USA, Inc., Jo Tankers BV, Jo Tankers USA, Inc. and Tokyo Marine Co., Ltd., 3:04-cv-00318-AWT (D. Conn.).

In addition to the four dismissals described above, the Company has settled the following two actions without incurring material cost or expense:

  •
  JLM Industries, Inc., JLM International, Inc., JLM Industries (Europe) BV, JLM Europe BV, and Tolson Holland, individually and on behalf of all other similarly situated v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, Odfjell USA Inc., Jo Tankers BV, Jo Tankers, Inc., and Tokyo Marine Co. LTD., 3:03 CV 348 (DJS) (D. Conn.) ("JLM"); and

  •
  Nizhnekamskneftekhim USA, Inc., on behalf of itself and all others similarly situated v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, Odfjell USA Inc. (Houston,) Jo Tankers BV, Jo Tankers USA Inc., and Tokyo Marine Co., H-03-1202 (S.D. Tex.) ("Nizh").

In connection with the two settlements, the Company obtained a release of claims.

        As a result of the dismissals and settlements described above, only the following four putative antitrust class action lawsuits remain outstanding in U.S. federal and state courts:

  1.
  AnimalFeeds International Corp., Inversiones Pesqueras S.A., Central Pacific Protein Corp, and Atlantic Shippers of Texas, Inc., individually and on behalf of all other similarly situated v. Stolt-Nielsen S.A.; Stolt-Nielsen Transportation Group Ltd.; Odfjell ASA; Odfjell USA Inc.; Jo Tankers BV; Jo Tankers USA, Inc.; and Tokyo Marine Co., 2:03-CV-5002 (E.D. Pa.) ("AnimalFeeds");

  2.
  Fleurchem, Inc., on behalf of itself and all others similarly situated v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, Odfjell USA Inc., Jo Tankers BV, Jo Tankers USA, Inc., and Tokyo Marine Co., H-03-3385 (S.D. Tex.) ("Fleurchem");

  3.
  Karen Brock, on behalf of herself and all others similarly situated, v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, Odfjell USA, Inc., Jo Tankers BV, Jo Tankers USA, Inc., Tokyo Marine Co., Ltd and Does 1 through 100 inclusive, No. CGC 04429758 (Superior Court of Cal., County of San Francisco) ("Brock"); and

  4.
  Scott Sutton, on behalf of himself and all others similarly situated in the State of Tennessee v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, and Odfjell Seachem AS, Odfjell USA Inc., Jo Tankers BV, Jo Tankers USA Inc., and Tokyo Marine Co. Ltd., No. 28,713-II (Cir. Ct. Cocke County, Tenn.) ("Sutton").

In one of these four remaining class action lawsuits, AnimalFeeds, customers claim that, as a result of defendants' alleged collusive conduct, they paid higher prices under their contracts with the defendants. In the three other antitrust class action lawsuits, Fleurchem, Brock, and Sutton, indirect purchasers claim that alleged collusion resulted in higher prices being passed on to them.

        The Sutton and Brock actions are currently pending in U.S. state courts. The Company has filed a motion to dismiss the Sutton complaint in its entirety.

        On the Company's motion, the two remaining federal putative class actions (AnimalFeeds and Fleurchem) were consolidated into a single multidistrict litigation ("MDL") proceeding in the U.S. District Court for the District of Connecticut (the "MDL Court") captioned "In re Parcel Tanker Shipping Services Antitrust Litigation." The AnimalFeeds lawsuit has been stayed pending arbitration of its claims. In that arbitration, which has only recently begun, the plaintiffs seek to pursue class arbitration. As to Fleurchem, on December 9, 2005, the Company filed a motion to compel arbitration of Fleurchem's claims. On February 6, 2006, the Court granted the Company's motion to order discovery against Fleurchem on the issue of its obligation to arbitrate.

        In light of the early stages of these litigations and arbitrations, the fact-intensive nature of the issues involved, the unsettled law and the inherent uncertainty of litigation and arbitration, the Company is not able to determine whether or not a negative outcome in any of these actions is probable, or a reasonable range for any such outcome, and the Company has not made any provision for any of these claims in the accompanying consolidated financial statements. It is possible that the outcomes of any or all of these proceedings could have a material adverse effect on the Company's financial condition, cash flows and results of operations.

Antitrust Civil Litigation and Arbitration By Direct Opt-Out Plaintiffs

        In addition to the four remaining putative class actions described above, the Company is aware of four lawsuits filed in U.S. federal court by plaintiffs who have elected to opt out of the putative class actions. The principal plaintiffs in these actions are direct purchasers of the Company's parcel tanker services and include The Dow Chemical Co., Union Carbide Corp. (now a Dow subsidiary), Huntsman Petrochemical Corp., and Sasol Ltd. The cases are as follows:

  1.
  The Dow Chemical Company v. Stolt-Nielsen Transportation Group Ltd., Stolt-Nielsen, S.A., Odfjell ASA, Odfjell Seachem AS, Odfjell USA, Inc., Jo Tankers BV, Jo Tankers, Inc., and Tokyo Marine Co., Ltd., 3:03-CV-01920 (D. Conn.);

  2.
  Union Carbide Corporation v. Stolt-Nielsen Transportation Group Ltd., Stolt-Nielsen, S.A., Odfjell ASA, Odfjell Seachem AS, Odfjell USA, Inc., Jo Tankers BV, Jo Tankers, Inc., and Tokyo Marine Co., Ltd., 3:03-CV-01919 (SRU) (D. Conn.);

  3.
  Huntsman Petrochemical Corporation, Huntsman International Trading Corporation, Huntsman Chemical Company Australia Pty. Ltd., and Huntsman Petrochemicals (UK) Ltd. v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., and Tokyo Marine Co., Ltd., 3:04-CV-923 (D. Conn.); and

  4.
  Sasol Ltd., Sasol Chemical Indus. Ltd., Sasol Technology (Pty.) Ltd., Sasol Chemie Gmbh & Co. Kg, Sasol Olefins & Surfactants Gmbh, Sasol Germany Gmbh, Merisol Antioxidants LLC, Sasol Italy Spa, Sasol North America Inc., Merisol Ltd., Merisol UK Ltd., Merisol Hong Kong Ltd., Merisol LP, Merisol USA LLC, Merisol RSA (Pty.) Ltd., Merisol GP LLC v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Stolt-Nielsen Transportation Group BV, Stolt-Nielsen Nederland BV, Stolt Tankers Inc., Richard B. Wingfield, Odfjell ASA, Odfjell Seachem AS, Odfjell Tankers AS, Odfjell USA Inc, Bjorn Sjaastad, Erik Nilsen, Jo Tankers BV, Jo Tankers Inc., Hendrikus Van Westenbrugge, Tokyo Marine Co,. Ltd., Satoshi Kuwano, 3:04-CV-2017 (D. Conn.).

These four lawsuits make allegations similar to the putative class actions and seek the same type of damages under the Sherman Antitrust Act as sought by the purported class actions. In effect, the opt-out plaintiffs have asserted claims in their own names that would have been otherwise included within the purported scope of the damages sought by the purported class actions.

        All four opt-out lawsuits were consolidated into the MDL litigation and stayed pending arbitration. Pursuant to confidential commercial agreements, Sasol, Dow and UCC have dismissed their lawsuits against the Company. Huntsman is currently pursuing its claims in a recently initiated consolidated arbitration proceeding. Four other customers are pursuing similar antitrust claims against the Company in that proceeding. The Company is currently pursuing counterclaims and set-offs against certain of the opt-out claimants for breach of contract and antitrust violations by those claimants.

        In light of the early stage of these litigations and arbitrations, the fact intensive nature of the issues involved, the inherent uncertainty of litigation and arbitration, the unsettled law and the potential offsetting effect of counterclaims asserted against the claimants, the Company is not able to determine whether or not a negative outcome in any of these actions is probable, or a reasonable range for any such outcome, and has made no provision for the claims raised in these proceedings in the accompanying consolidated financial statements. The Company has noted that the civil damages in major civil antitrust proceedings in the last decade have ranged as high as hundreds of millions of dollars. This range involving other companies and other circumstances is not necessarily indicative of the range of exposure that the Company would face in the event of an adverse outcome, although it is possible that the outcomes of any or all of these proceedings could have a material adverse effect on the Company's financial condition, cash flows and results of operations.

Customer Settlements

        The Company has actively engaged in discussions with a number of customers regarding the subject matter of the DOJ and EC antitrust investigations. To date, the Company has reached agreements or agreements in principle resolving existing and potential antitrust claims with a significant number of its major customers, with the condition that the customer relinquishes all claims arising out of the matters that are the subject of the antitrust investigations. These agreements include the settlements specifically described above, and additional settlements of potential claims that were never made in any lawsuit or arbitration. These agreements typically affect the commercial terms of the Company's contracts with the relevant customers. In some cases, the Company has agreed to future discounts, referred to as rebates, which are subject to a maximum cap and are tied to continuing or additional business with the customer. The potential future rebates which are not guaranteed by SNTG, are not charged against operating revenue unless the rebate is earned. The aggregate amount of such future rebates for which SNTG could be responsible under existing settlement agreements, agreements in principle and offers made is approximately $16 million. The Company expects that most of the operating revenue that would be subject to these rebates will occur within the two years subsequent to November 30, 2005. In certain cases, the Company has also agreed to make up-front cash payments or guaranteed payments to customers, often in conjunction with rebates. The Company has made provisions against operating revenue totaling $39.1 million in 2005, reflecting such payment terms of existing settlement agreements or agreements in principle or offers made to customers.

        The Company continues to engage in business negotiations with other customers. There can be no certainty regarding the results of these ongoing negotiations—each is highly individualized and involves numerous commercial and litigation factors.

Antitrust Civil Action by Former Competitor

        On June 23, 2004, the bankruptcy trustee for O.N.E. Shipping, Inc., a former competitor of SNTG, filed an antitrust lawsuit against the Company in the U.S. District Court for the Eastern District of Louisiana. The claim generally tracks the factual allegations in the putative class action lawsuits and direct opt-out lawsuits described above, except that the complaint alleges that the Company conspired with other parcel tanker firms to charge predatory prices, that is, prices that were below a competitive level, thereby driving O.N.E. out of business.

        This lawsuit seeks treble damages related to alleged suppression and elimination of competition. It has been consolidated in the MDL litigation. On February 6, 2006, the Court vacated the stay of discovery that had been in place, and ordered the parties to begin discovery. The parties, however, have stipulated to a 60-day extension of that deadline, and the Company's time to answer or otherwise respond is now June 5, 2006.

        In light of the early stage of this lawsuit and the inherent uncertainty of litigation, the Company is not able to determine whether or not a negative outcome in this action is probable, or a reasonable range for any such outcome, and has made no provision for the claims raised in this lawsuit in the consolidated financial statements. It is possible that the outcome of this action could have a material adverse effect on the Company's financial condition, cash flows and results of operations.

Securities Litigation

        In March 2003, an individual claiming to have purchased SNSA American Depositary Receipts, Joel Menkes, filed a purported civil securities class action in the U.S. District Court for the District of Connecticut against the Company and certain officers and directors. Plaintiffs' counsel have since replaced Mr. Menkes with Irene and Gustav Rucker. The current complaint appears to be based significantly on media reports about the O'Brien action (described below) and the DOJ and EC investigations (described above). Pursuant to the Private Securities Litigation Reform Act ("PSLRA"), the Court allowed for the consolidation of any other class actions with this one. No other class actions were brought during the time allowed.

        On September 8, 2003, the Plaintiffs filed their Consolidated Amended Class Action Complaint against the same defendants. The consolidated complaint was brought on behalf of "all purchasers of Stolt's American Depositary Receipts ("ADR's") from May 31, 2000 through February 20, 2003... and all United States ("U.S.")-located purchasers of Stolt securities traded on the Oslo Exchange to recover damages caused by defendants' violations of the Securities Exchange Act of 1934."

        The complaint claims that SNSA "concealed that a material portion of SNSA's and SNTG's revenues and earnings from 2001 through February 2003 came from an illegal pact between SNTG and Odfjell ASA... to rig bids for international shipping contracts...." The consolidated complaint asserted that the Company's failure to disclose such alleged behavior, coupled with allegedly "false and misleading" statements, caused plaintiffs to pay inflated prices for the Company's securities by making it appear that the Company was "immune to an economic downturn that was afflicting the rest of the shipping industry" and "misleading them to believe that the Companies' earnings came from legitimate transactions."

        On October 27, 2003, the Company filed a motion to dismiss the consolidated complaint in its entirety. On November 10, 2005, the court granted the motion to dismiss with prejudice. Plaintiffs responded by moving for reconsideration and requested a dismissal without prejudice, and the right to amend the complaint. On January 27, 2006, the court converted the dismissal to a dismissal without prejudice, and permitted the plaintiffs to amend their complaint. On March 1, 2006, the plaintiffs filed an amended complaint. On March 20, 2006, the Company moved to dismiss the amended complaint in its entirety.

        The Company is vigorously defending itself against this lawsuit. The Company is not able to determine whether or not a negative outcome in this action is probable, or a reasonable range for any such outcome, and the Company has not made any provisions for any liability related to the action in the consolidated financial statements. It is possible that the outcome of this litigation could have a material adverse effect on the Company's financial condition, cash flows and results of operations.

Employment Litigation

        In an action filed in the Superior Court in Connecticut, SNTG and its former chairman have been sued by a former employee, Paul E. O'Brien, who resigned in early 2002.

        The plaintiff in the O'Brien action, a former in-house counsel, seeks damages for constructive discharge and alleges that SNTG was engaging in ongoing "illegal antitrust activities that violated United

States and international law against price fixing and other illegal collusive conduct." The O'Brien action also seeks an order allowing the plaintiff to disclose client confidences and secrets regarding these allegations and protecting the plaintiff from civil or disciplinary proceedings after such revelation. The complaint, as amended, does not specify the damages sought other than to state they are in excess of the $15,000 jurisdictional minimum.

        SNTG filed motions for summary judgment on the entire complaint based, among other things, on the grounds that 1) a New York lawyer cannot maintain an action against his client where it will necessarily require disclosure of privileged information or client confidences; and 2) O'Brien failed pursuant to New York (and Connecticut) law to go report his concerns "up the corporate ladder" in March 2002. By agreement of the parties, in September 2004, the Superior Court heard arguments on only the first ground for summary judgment. In October 2004, the Superior Court denied that branch of the summary judgment motion. The Company immediately took an interlocutory appeal, and its petition for review by the state Supreme Court was denied in April 2005.

        The O'Brien action is still in the early stages of discovery. The Company intends to continue to vigorously defend itself against this lawsuit. The Company is not able to determine whether or not a negative outcome in this action is probable, or a reasonable range for any such outcome, and has not made any provision for any liability related to the action in the accompanying consolidated financial statements. It is possible that the outcome of this litigation could have a material adverse effect on the Company's financial condition, cash flows and results of operations.

General

        The Company is a party to various other legal proceedings arising in the ordinary course of business. The Company believes that none of those legal proceedings will have a material adverse effect on its business or financial condition. The ultimate outcome of governmental and third party legal proceedings are inherently difficult to predict. It is reasonably possible that actual expenses and liabilities could be incurred in connection with both asserted and unasserted claims in a range of amounts that cannot reasonably be estimated. It is possible that such expenses and liabilities could have a material adverse affect on the Company's financial condition, cash flows and results of operations.

        The Company's operations are affected by U.S. and foreign environmental protection laws and regulations. Compliance with such laws and regulations entails considerable expense, including ship modifications and changes in operating procedures.

Legal Fees

        In connection with the foregoing investigations and legal proceedings, the Company has incurred significant legal fees and costs. SNSA incurred legal fees and costs of $30.2 million in 2005, $20.1 million in 2004 and $15.5 million in 2003, which are included in "Administrative and general expenses" in the consolidated statements of operations. SNSA expects that it will continue to incur significant fees and costs until these matters are resolved. Due to the uncertainty over the resolution of the matters described above, as of November 30, 2005, SNSA had not established any reserves for legal fees and costs related to these proceedings.

19.    Pension and Benefit Plans

        Certain of the U.S. and non-U.S. subsidiaries of the Company have pension and benefit plans covering substantially all of their shore-based employees and certain ship officers of the Company. The most significant plans are defined benefit and defined contribution plans. Benefits are based on each participant's length of service and compensation.

        Net periodic benefit costs for the Company's defined benefit retirement plans (including a retirement arrangement for one of the Company's directors) and other post-retirement benefit plans for the years ended November 30, 2005, 2004, and 2003, consist of the following:

				Other Post- retirement Benefits
	Pension Benefits
For the years ended November 30,
	2005	2004	2003	2005	2004	2003
	(in thousands)
Components of Net Periodic Benefit Cost:
Service cost	$4,986	$4,936	$4,146	$288	$432	$381
Interest cost	8,326	7,960	7,318	694	859	833
Expected return on plan assets	(6,496)	(6,371)	(5,153)	—	—	—
Amortization of unrecognized net transition liability	805	316	275	110	122	122
Amortization of prior service cost	202	154	(65)	—	10	10
Recognized net actuarial loss	2,674	2,228	980	—	209	154
Gain recognized due to curtailment	(56)	—	—	—	—	—

Net periodic benefit cost	$10,441	$9,223	$7,501	$1,092	$1,632	$1,500

        U.S. based employees retiring from SNTG after attaining age 55 with at least ten years of service with SNTG are eligible to receive post-retirement health care coverage for themselves and their eligible dependents. These benefits are subject to deductibles, co-payment provisions, and other limitations. SNTG reserves the right to change or terminate the benefits at any time.

        The following tables set forth the change in benefit obligations for the Company's defined benefit retirement plans and other post-retirement plans and the change in plan assets for the defined benefit retirement plans. There are no plan assets associated with the other post-retirement plans.

			Other Post- retirement Benefits
	Pension Benefits
For the years ended November 30,
	2005	2004	2005	2004
	(in thousands)
Change in Benefit Obligation:
Benefit obligations at beginning of year	$151,368	$134,676	$15,561	$14,902
Service cost	4,986	4,936	288	432
Interest cost	8,326	7,960	694	859
Benefits paid	(5,000)	(5,124)	(622)	(571)
Plan participant contributions	392	374	—	—
Foreign exchange rate changes	(1,784)	2,340	—	—
Curtailments	(279)	—	333	—
Actuarial losses	17,060	6,206	(2,423)	(61)
SSF operations contributed to Marine Harvest	(5,051)	—	—	—

Benefits obligation at end of year	$170,018	$151,368	$13,831	$15,561

	Pension Benefits
For the years ended November 30,
	2005	2004
	(in thousands)
Change in Plan Assets:
Fair value of plan assets at beginning of year	$99,025	$86,186
Actual return on plan assets	12,653	9,523
Company contributions	24,923	6,796
Plan participant contributions	405	392
Foreign exchange rate changes	(1,638)	938
Benefits paid	(4,689)	(4,810)
SSF operations contributed to Marine Harvest	(3,770)	—

Fair value of plan assets at end of year	$126,909	$99,025

        Amounts recognized in the consolidated balance sheets consist of the following:

			Other Post- retirement Benefits
	Pension Benefits
As of November 30,
	2005	2004	2005	2004
	(in thousands)
Funded status of the plan	$(43,110)	$(52,343)	$(13,831)	$(15,939)
Unrecognized net actuarial loss	43,700	33,102	1,953	4,798
Unrecognized prior service cost	1,812	2,046	—	—
Unrecognized net transition liability	81	244	765	975
Measurement date to year-end	54	76	126	82

Net amount recognized	$2,537	$(16,875)	$(10,987)	$(10,084)

Prepaid benefit cost	$23,957	$17,786	$—	$—
Accrued benefit liability	(31,794)	(42,320)	(10,987)	(10,084)
Intangible asset	1,201	1,455	—	—
Accumulated other comprehensive loss	9,173	6,204	—	—

Net amount recognized	$2,537	$(16,875)	$(10,987)	$(10,084)

        The Company's United States pension and retiree medical obligations are measured as of September 30. The Company's non-United States pension obligations are measured as of November 30. The following are the assumptions used in the measurement of the projected benefit obligation and net periodic pension expense for pension benefits, and the accumulated projected benefit obligation and retiree medical expense for other post-retirement benefits:

				Other Post- retirement Benefits
	Pension Benefits
As of November 30,
	2005	2004	2003	2005	2004	2003
	(in thousands)
Weighted-Average Assumptions
Discount rate	5.22%	5.73%	5.94%	5.40%	5.80%	6.00%
Expected long-term rate of return on assets	7.22%	7.74%	7.39%	—%	—%	—%
Rate of increase in compensation levels	3.31%	3.23%	3.69%	4.00%	4.00%	4.00%

        The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets of pension plans with accumulated benefit obligations in excess of plan assets were $162.4 million, $152.7 million, and $120.3 million, respectively, as of November 30, 2005 and $173.4 million, $158.2 million, and $95.5 million, respectively, as of November 30, 2004.

        Health care cost trends assume an 11% annual rate of increase in the per capita cost of covered health care benefits for 2005, grading down gradually each year, reaching an ultimate rate of 5.0% in 2013 and remaining at that level thereafter. The effect of a 1% change in these assumed cost trends on the accumulated post-retirement benefit obligation at the end of 2005 would be an approximate $0.5 million increase or an approximate $0.6 million decrease and the effect on the aggregate of the service cost and interest cost of the net periodic benefit cost for 2005 would be an approximate $30 thousand increase or an approximate $40 thousand decrease.

        The Company's defined benefit pension plans' weighted-average asset allocation at November 30, 2005 and 2004, by category was as follows:

	Plan Assets at November 30
	2005	2004
Equity Securities	61%	59%
Debt Securities	22%	27%
Real Estate	10%	10%
Other	7%	4%

Total	100%	100%

        It is the Company's policy to invest pension plan assets for its defined benefit plans to ensure that there is an adequate level of assets to support benefit obligations to participants and retirees over the life of the plans, maintain liquidity in plan assets sufficient to cover current benefit obligations, earn the maximum investment return consistent with a prudent level of investment and actuarial risk. Investment return is the total compounded annual return, calculated recognizing interest and dividend income, realized and unrealized capital gains and losses, employer contributions, expenses, and benefit payments.

        The Company expects to contribute $12.1 million to certain of its defined benefit pension plans in 2006.

        The following estimated future benefit payments, which reflect expected future service, are expected to be paid by the pension plans in the following years, as indicated:

(in thousands)
2006	$6,057
2007	7,242
2008	7,089
2009	8,958
2010	9,156
2011-2015	42,734

$81,236

        The weighted-average assumptions for 2006 pension benefits and other post-retirement benefits are as follows:

	Pension Benefits	Other Post- Retirement Benefits
Discount rate	5.22%	5.80%
Expected long-term rate of return on assets	7.22%	—%
Rate of increase in compensation levels	3.31%	5.80%

        The Company also provides defined contribution plans to certain of its qualifying employees. Company contributions charged to expense for these plans were $1.5 million, $2.7 million and $2.1 million for the years ended November 30, 2005, 2004 and 2003, respectively.

20.    Capital Stock, Founder's Shares and Dividends Declared

        The Company's authorized share capital consists of 120,000,000 Common shares, no par value, and 30,000,000 Founder's shares, no par value. Under the Luxembourg Company law, Founder's shares are not considered as representing capital of the Company.

        In addition to the authorized Common shares and Founder's shares of the Company, an additional 1,500,000 Class B shares, no par value, have been authorized for the sole purpose of the issuance of options granted under the Company's existing stock option plans, and may not be used for any other purpose. The rights, preferences and priorities of such Class B shares are set forth in the Articles of Incorporation. All such Class B shares convert to Common shares immediately upon issuance. Such authorized and unissued Class B shares and all of the rights relating thereto expire, without further action, on December 31, 2009.

        Except for matters where applicable law requires the approval of both classes of shares voting as separate classes, Common shares and Founder's shares vote as a single class on all matters submitted to a vote of the shareholders, with each share entitled to one vote.

        Under the Articles of Incorporation, holders of Common shares and Founder's shares participate in annual dividends, if any are declared by the Company, in the following order of priority: (i) $0.005 per share to Founder's shares and Common shares equally; and (ii) thereafter, all further amounts are payable to Common shares only. Furthermore, the Articles also set forth the priorities to be applied to each of the Common shares and Founder's shares in the event of a liquidation.

        Under the Articles, in the event of a liquidation, all debts and obligations of the Company must first be paid and thereafter all remaining assets of the Company are paid to the holders of Common shares and Founder's shares in the following order of priority: (i) Common shares ratably to the extent of the stated value thereof (i.e. $1.00 per share); (ii) Common shares and Founder's shares participate equally up to $0.05 per share; and (iii) thereafter, Common shares are entitled to all remaining assets.

        The Common shares are listed in Norway on the Oslo Børs and trade as ADRs in the United States on NASDAQ.

        During 2005, the Company purchased 1.6 million of its Common shares for $54.8 million, in accordance with the repurchase program announced in August 2005, whereby the Company's Board of Directors authorized the purchase of up to $200 million of its Common shares or related ADRs. Such shares are recorded as "Treasury stock" in the consolidated balance sheet. The Company also purchased 0.4 million Founder's shares in 2005.

        During 2004, the Company sold 7.7 million Treasury Common shares in a private placement to non-affiliated institutional investors. The aggregate gross proceeds before expenses of $3 million amounted to $104 million, or approximately $13.50 per share, and resulted in a charge to Paid-in surplus of $33.0 million.

        As of November 30, 2005 and 2004, 16,434,891 and 15,844,190, respectively, Founder's shares had been issued to Fiducia Ltd. Additional Founder's shares are issuable to holders of outstanding Founder's shares without consideration, in quantities sufficient to maintain a ratio of Common shares to Founder's shares of 4 to 1. No stated values for the Founder's shares are included in the consolidated balance sheets, as these shares exist solely for voting purposes.

        In November 2005, the Board of Directors approved an interim dividend of $1.00 per Common share and $0.005 per Founder's share which was paid on December 14, 2005 to all shareholders of record as of November 30, 2005. Dividends are recognized in the consolidated financial statements upon final approval from the Company's shareholders or, in the case of interim dividends, as paid. The interim dividend declared in November 2005 of $65.8 million will be recognized in the year ended November 30, 2006.

        On June 30, 2005, the Company paid a special final dividend for the full year ended November 30, 2004 of $2.00 per Common share and $0.005 per Founder's share. The special final dividend recognized the Company's strong financial performance in 2004 and significant improvement in its balance sheet following the sale of its entire ownership interest in SOSA, as the recognition of the first quarter 2005 gain allowed for the payment of dividends in accordance with the Company's loan agreements. The dividend resulted in an aggregate cash payment to holders of Common shares and Founder's shares of $131.1 million.

        The legal reserve may also be satisfied by allocation of the required amount at the issuance of shares or by a transfer from paid-in surplus. The legal reserve is not available for dividends. The legal reserve for all outstanding Common shares has been satisfied and appropriate allocations are made to the legal reserve account at the time of each issuance of new shares.

21.    Stock Option Plans

        The Company has a 1987 Stock Option Plan (the "1987 Plan") covering 2,660,000 Common shares and a 1997 Stock Option Plan (the "1997 Plan") covering 5,180,000 Common shares. No further grants will be issued under the 1987 Plan. The 1987 Plan and the 1997 Plan are administered by a Compensation Committee appointed by the Board of Directors. The Compensation Committee awards options based on the grantee's position in the Company, degree of responsibility, seniority, contribution to the Company and such other factors as it deems relevant under the circumstances.

        All Class B shares issued in connection with the exercise of options will immediately convert to Common shares upon issuance.

        Options granted under both Plans may be exercisable for periods of up to ten years at an exercise price not less than the fair market value per share at the date of the grant. Options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary.

        The following table reflects activity under the Plans for the years ended November 30, 2005, 2004 and 2003:

For the years ended November 30,	Shares	2005 Weighted average exercise price	Shares	2004 Weighted average exercise price	Shares	2003 Weighted average exercise price
Common Share options
Outstanding at beginning of year	2,319,489	$11.66	2,311,163	$12.78	1,712,738	$15.51
Granted	489,900	26.41	584,100	7.33	698,940	5.90
Exercised	(1,323,587)	13.60	(364,475)	12.05	—	—
Forfeited	(18,563)	13.88	(89,549)	12.30	(43,540)	15.46
Expired	(5,600)	13.17	(121,750)	10.50	(56,975)	8.50

Outstanding at end of year	1,461,639	$14.58	2,319,489	$11.66	2,311,163	$12.78

Exercisable at end of year	811,553	$12.03	1,056,383	$16.07	1,178,313	$16.72

Weighted average fair value of options granted		$10.20		$2.65		$2.43

For the years ended November 30,	Shares	2005 Weighted average exercise price	Shares	2004 Weighted average exercise price	Shares	2003 Weighted average exercise price
Class B options
Outstanding at beginning of year	1,235,638	$14.49	1,715,455	$14.01	1,774,042	$13.90
Exercised	(1,039,217)	14.36	(374,088)	12.96	—	—
Forfeited	(5,925)	13.82	(44,600)	14.54	(30,100)	14.08
Expired	(2,800)	13.17	(61,129)	10.50	(28,487)	8.50

Outstanding at end of year	187,696	$14.34	1,235,638	$14.49	1,715,455	$14.01

Exercisable at end of year	187,696	$14.34	1,125,888	$14.45	1,351,280	$13.79

        The following table summarizes information about stock options outstanding as of November 30, 2005:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
Common Shares options:
$20.13-26.41	530,250	8.34	$25.80	168,627	$24.49
$17.13-19.08	20,300	0.68	17.90	20,300	17.90
$5.90-13.17	911,089	7.27	7.98	622,626	8.47

	1,461,639	7.57	$14.58	811,553	$12.03

Class B options:
$20.50-22.13	5,100	3.29	$21.30	5,100	$21.30
$17.50-19.08	17,338	0.78	17.86	17,338	17.86
$9.88-14.75	165,258	4.35	13.75	165,258	13.75

	187,696	3.98	$14.34	187,696	$14.34

22.    Restrictions on Payment of Dividends

        On an annual basis, Luxembourg law requires an appropriation of an amount equal to at least 5% of SNSA's unconsolidated net profits, if any, to a "legal reserve" within shareholders' equity, until such reserve equals 10% of the issued share capital of SNSA. This reserve is not available for dividend distribution. SNSA's Common shares and Founder's shares have no par value. Accordingly, SNSA has assigned a stated value per Common share of $1.00. At November 30, 2005, this legal reserve amounted to $6.6 million based on Common shares issued as of that date. Advance dividends can be declared, up to three times in any fiscal year (at the end of the second, third and fourth quarters), by the Board of Directors; however, they can only be paid after the prior year's consolidated financial statements have been approved by SNSA's shareholders, and after a determination as to the adequacy of amounts available to pay such dividends has been made by its independent statutory auditors in Luxembourg. Final dividends are approved by the shareholders once per year at the annual general meeting; both advance and final dividends can be paid out of any SNSA earnings, retained or current, as well as paid-in surplus, subject to shareholder approval. Luxembourg law also limits the payment of stock dividends to the extent sufficient surplus exists to provide for the related increase in stated capital.

23.    Financial Instruments

        The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and has identified and designated all derivatives within the scope of SFAS No. 133, as amended by SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities".

        SFAS No. 133 established accounting and reporting standards in the U.S. requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the statement of operations, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

        All of the Company's derivative activities are over the counter instruments entered into with major financial institutions for hedging the Company's committed exposures or firm commitments with major financial credit institutions. The Company holds foreign exchange forward contracts, and commodity and interest rate swaps, which subject the Company to a minimum level of risk. The Company does not believe that it has a material exposure to credit risk from third parties failing to perform according to the terms of hedge instruments.

        The following foreign exchange contracts, maturing through November 2006, were outstanding as of November 30, 2005:

Purchase
(in local currency, thousands)
Singapore dollar	31,310
Norwegian kroner	1,126,378
Australian dollar	300
Euro	33,621
Thai Baht	1,156
British pound sterling	3,300

        The U.S. dollar equivalent of the currencies which the Company had contracted to purchase was $231.0 million as of November 30, 2005.

        The Company utilizes foreign currency derivatives to hedge committed and forecasted cash flow exposures. Substantially all of these contracts have been designated as cash flow hedges. The Company has elected non-hedge accounting treatment for the remaining contracts, which are immaterial. Hedges are evaluated for effectiveness and found to be effective. Forecasted cash flow hedge gains and losses are not recognized in income until maturity of the contract. Gains and losses on hedges of committed commercial transactions are recorded as a foreign exchange gain or loss.

        The Company utilizes foreign currency swap contracts to hedge foreign currency debt into U.S. dollars. The Company also entered into an interest rate swap agreement to reduce some of the risk associated with variable rate debt by swapping to fixed rate debt. In addition, the Company entered into futures contracts to hedge a portion of its future bunker purchases. These derivatives have been designated as cash flow hedges in accordance with SFAS No. 133.

        During 2006, $3.8 million of the net unrealized cash flow hedges from future commercial operating commitments will mature.

        The following estimated fair value amounts of financial instruments have been determined by the Company, using appropriate market information and valuation methodologies. Considerable judgment is required to develop these estimates of fair value, thus the estimates provided herein are not necessarily indicative of the amounts that could be realized in a current market exchange:

As of November 30,	2005 Carrying amount	2005 Fair value	2004 Carrying amount	2004 Fair value
	(in millions)
Financial Assets:
Cash and cash equivalents	$29.6	$29.6	$71.4	$71.4
Restricted cash deposits	—	—	0.5	0.5
Financial Liabilities:
Short-term bank loans	173.3	173.3	292.5	292.5
Long-term debt including current maturities, and related currency and interest rate swaps	493.6	489.7	820.4	833.3
Financial Instruments:
Foreign exchange forward contracts	(3.8)	(3.8)	2.5	2.5
Interest rate swaps	(0.9)	(0.9)	(1.9)	(1.9)
Bunker hedge contracts	0.7	0.7	0.2	0.2

        The carrying amount of cash and cash equivalents, restricted cash deposits and loans payable to banks are a reasonable estimate of their fair value. The estimated value of the Company's long-term debt is based on interest rates as of November 30, 2005 and 2004, using debt instruments of similar risk and maturities. The fair values of the Company's foreign exchange and bunker contracts are based on their estimated market values as of November 30, 2005 and 2004. Market value of interest rate swaps was estimated based on the amount the Company would receive or pay to terminate its agreements as of November 30, 2005 and 2004. Also, the Company's trade receivables and accounts payable as reported in the consolidated balance sheets approximate their fair value.

24.    Business and Geographic Segment Information

        The Company has two reportable segments from which it derives its revenues: SNTG and SSF. The reportable segments reflect the internal organization of the Company and are businesses that offer different products and services. The SNTG business provides worldwide logistic solutions for the transportation, storage, and distribution of bulk liquid chemicals, edible oils, acids, and other specialty liquids. Additional information is provided below for certain line items that may contribute to a greater understanding of the SNTG business. SSF produces and markets seafood products. The "Corporate and Other" category includes corporate-related items, and the results of OLL, SSL and all other operations not reportable under the other segments.

        The basis of measurement and accounting policies of the reportable segments are the same as those described in Note 2. The Company measures segment performance based on net income. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following table. Indirect costs and assets have been apportioned within SNTG on the basis of corresponding direct costs and assets. Interest and income taxes are not allocated.

        Summarized financial information concerning each of the reportable segments is as follows:

	Stolt-Nielsen Transportation Group
For the year ended November 30, 2005	Tankers	Tank Containers	Terminals	Corporate	Subtotal	Stolt Sea Farm	Corporate and Other	Total
	(in millions)
Operating revenue	$966	$334	$83	$8	$1,391	$246	$1	$1,638
Depreciation and amortization including drydocking	(76)	(7)	(11)	(4)	(98)	(9)	(1)	(108)
Equity in net income of non-consolidated joint ventures	12	—	3	—	15	—	—	15
Restructuring charges	—	—	—	(7)	(7)	—	—	(7)
Operating income (loss)	153	30	23	(23)	183	15	(16)	182
Interest expense					(47)	(1)	—	(48)
Interest income					5	—	2	7
Income tax provision					1	(15)	4	(10)
Equity in net income of Marine Harvest					—	11	—	11
Net income (loss)					153	(9)	339	483
Capital expenditures	93	35	21	5	154	—	5	159
Investments in and advances to non-consolidated joint ventures	59	1	26	—	86	—	—	86
Investment in and loan to Marine Harvest.					—	329	—	329
Goodwill	—	1	—	—	1	—	—	1
Other intangible assets, net	—	—	—	1	1	23	—	24
Segment assets	1,321	124	302	67	1,814	408	18	2,240
	Stolt-Nielsen Transportation Group
For the year ended November 30, 2004	Tankers	Tank Containers	Terminals	Corporate	Subtotal	Stolt Sea Farm	Corporate and Other	Total
	(in millions)
Operating revenue	$841	$297	$76	$5	$1,219	$459	$2	$1,680
Depreciation and amortization including drydocking	(79)	(5)	(10)	—	(94)	(20)	(1)	(115)
Equity in net income of non-consolidated joint ventures	19	—	3	—	22	1	—	23
Restructuring charges	—	—	—	(3)	(3)	—	—	(3)
Operating income (loss)	125	19	25	2	171	(5)	(31)	135
Interest expense					(77)	(3)	—	(80)
Interest income					3	1	—	4
Income tax provision					(9)	(3)	—	(12)
Net income (loss)					115	(19)	(21)	75
Capital expenditures	7	4	24	—	35	16	—	51
Investments in and advances to non-consolidated joint ventures	49	1	22	—	72	3	—	75
Investment in and advances to discontinued operations.					—	—	133	133
Goodwill	—	1	—	—	1	28	—	29
Other intangible assets, net					—	31	2	33
Segment assets	1,307	96	281	98	1,782	490	160	2,432

	Stolt-Nielsen Transportation Group
For the year ended November 30, 2003	Tankers	Tank Containers	Terminals	Corporate	Subtotal	Stolt Sea Farm	Corporate and Other	Total
	(in millions)
Operating revenue	$758	$255	$64	$4	$1,081	$462	$1	$1,544
Depreciation and amortization including drydocking and write-off of goodwill	(74)	(5)	(10)	—	(89)	(21)	(6)	(116)
Equity in net loss of non-consolidated joint ventures	(3)	—	(7)	—	(10)	(2)	—	(12)
Restructuring charges	—	—	—	(2)	(2)	—	—	(2)
Write-off of goodwill					—	(2)	—	(2)
Operating income (loss)	63	19	7	(5)	84	(64)	(9)	11
Interest expense					(50)	(22)	—	(72)
Interest income					3	1	—	4
Income tax provision					—	(16)	—	(16)
Net income (loss)					38	(78)	(276)	(316)
Capital expenditures	11	2	24	—	37	29	—	66
Investments in and advances to non-consolidated joint ventures	47	2	45	—	94	2	—	96
Investment in and advances to discontinued operations					—	—	139	139
Goodwill	—	1	—	—	1	28	8	37
Other intangible assets, net					—	29	2	31
Segment assets	1,298	102	311	99	1,810	520	145	2,475

        The following table sets out operating revenue by country for the reportable segments. SNTG operating revenue is allocated on the basis of the country in which the cargo is loaded. Tankers and Tank Containers operate in a significant number of countries. Revenues from specific foreign countries which contribute over 10% of total operating revenue are disclosed separately. SSF operating revenue is allocated on the basis of the country in which the sale is generated.

	For the years ended November 30,
	2005	2004	2003
Operating Revenue:
Stolt-Nielsen Transportation Group—
Tankers:
United States	$301	$285	$237
South America	93	77	60
Netherlands	80	67	43
Other Europe	170	112	145
Malaysia	87	69	71
Africa	95	92	78
Middle East	64	49	44
Africa	71	61	54
Other	5	29	26

	$966	$841	$758

Stolt-Nielsen Transportation Group—
Tank Containers:
United States	$93	$91	$84
South America	11	10	8
France	36	30	23
Other Europe	81	74	65
Japan	18	19	15
Other Asia	80	61	50
Other	15	12	10

	$334	$297	$255

Stolt-Nielsen Transportation Group—
Terminals:	$71	$63	$55
United States	12	13	9

Brazil	$83	$76	$64

Stolt-Nielsen Transportation Group—
Corporate	$8	$5	$4
Stolt Sea Farm:
United States	$49	$119	$125
Canada	9	18	3
Chile	7	11	15
United Kingdom	10	28	18
Norway	13	24	25
Spain	22	21	18
France	5	12	8
Belgium	7	12	10
Other Europe	30	42	23
Japan	43	85	144
Singapore	25	21	25
Taiwan	—	14	12
Other Asia	22	52	36
Other	4	—	—

	$246	$459	$462

        There were no customers of SNTG or SSF that accounted for more than 10% of the consolidated operating revenue for the years ended November 30, 2005, 2004 and 2003.

        The following table sets out long-lived assets by country for the reportable segments. For SNTG, long-lived assets by country are only reportable for the Terminals operations. SNTG's Tanker and Tank Container operations operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries. The total net book value of long-lived assets for tankers amounted to $1,149 million and $1,147 million, and for tank containers amounted to $79 million and $50 million, at November 30, 2005 and 2004, respectively.

	As of November 30,
	2005	2004
	(in millions)
Long-Lived Assets:
Stolt-Nielsen Transportation Group—
Terminals:
United States	$192	$188
Brazil	44	37
Korea	21	19
Other	4	2

	$261	$246

Stolt Sea Farm:
United States	$—	$9
Canada	—	28
Chile	—	19
United Kingdom	—	6
Norway	1	28
Spain	17	19
Other	4	10

	$22	$119

        Long-lived assets include fixed assets, investments in non-consolidated joint ventures and certain other non-current assets, mainly the unamortized portion of capitalized drydock costs. The "Investment in and loan to Marine Harvest" amounted to $329.3 million as of November 30, 2005 and the "Investment in and advances to discontinued operations" amounted to $133.4 million as of November 30, 2004, and are included in the "Corporate and Other" category. Long-lived assets exclude long-term restricted cash deposits, long-term deferred income tax assets, long-term pension assets, goodwill, and other intangible assets, net.

25.    Subsequent Events

        On January 31, 2006, SNSA closed on a new seven-year $325 million revolving credit facility underwritten by a group of banks led by Citibank International PLC. The facility is collateralized by mortgages on certain SNTG ships and, along with the $400 million credit facility put in place in 2005, provides SNSA with a total of $725 million of ship-secured revolving credit facilities.

        On February 9, 2006, the Company's Board of Directors recommended a final 2005 dividend of $1.00 per Common share, payable on June 15, 2006 to shareholders of record as of June 1, 2006. The dividend, which is subject to shareholder approval, will be voted on at the Company's Annual General Meeting of Shareholders scheduled for May 26, 2006 in Luxembourg. If approved, the dividend will result in an aggregate cash payment to holders of Common shares of $64 million. SNSA paid an interim dividend of $1.00 per Common share on December 14, 2005 to shareholders of record as of November 30, 2005.

        On February 13, 2006, the Company announced that Marine Harvest closed on a five-year EUR 350 million unsecured revolving credit facility. Marine Harvest used its new credit facility to repay its outstanding shareholder loans and accrued interest to SNSA and Nutreco, and for general corporate purposes. SNSA received a $65 million repayment on its shareholder loan plus accrued interest.

        On February 22, 2006, the Company announced that SNTG exercised an option to acquire three product/chemical tankers, currently on time charter, at a total price of $40.7 million. The three ships are to be converted at a total cost of $7.5 million to double-skin configuration in order to meet Marpol Annex II regulations that take effect on January 1, 2007.

        On March 6, 2006, the Company announced that it and Nutreco agreed to sell their entire ownership interests in Marine Harvest to the investment fund of Geveran Trading Co. Ltd. ("Geveran") for total cash proceeds of EUR 1.2 billion ($1.4 billion). On March 29, 2006, the Company received prepayment proceeds of $352.5 million, representing all the proceeds from the sale of its 25% ownership interest in Marine Harvest, and the Company expects to recognize a gain of $80 million on this transaction based on the estimated carrying value of its investment in Marine Harvest. Results of SNSA's 25% ownership interest in Marine Harvest will be included in SNSA's consolidated results until the transaction is completed after receiving approvals from the regulatory and competition authorities. On receipt of such approvals, the estimated gain on sale of $80 million will be recognized. All risks and responsibilities of obtaining regulatory and competition authority approvals rest with the buyer.

        On March 20, 2006, SNTG signed an agreement in principle with Oiltanking GmbH whereby SNTG will acquire a 50% interest in Oiltanking Antwerp N.V., a terminal storage company with total current storage capacity of 3.3 million barrels, for a total consideration of $64 million, which is paid partly in cash and partly by assumption of outstanding debts. The agreement is subject to regulatory approval and will be retroactive to January 1, 2006.

        On April 11, 2006, SNTG announced a strategic partnership with Gulf Navigation Company LLC. Under the terms of the partnership, Gulf Navigation will acquire two 44,000 deadweight ton parcel tankers from ShinA Shipbuilding Co. Ltd. of South Korea, under options formerly held by SNTG. Upon entering service in mid-2009, the ships will join the Joint Service.

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TABLE OF CONTENTS
STOLT-NIELSEN S.A. SOCIETE ANONYME HOLDING DIRECTORS' REPORT FOR 2005 AND ANNUAL ACCOUNTS FOR THE YEARS ENDED NOVEMBER 30, 2005 AND 2004 TOGETHER WITH REPORT OF THE COMMISSAIRE
REPORT OF THE COMMISSAIRE TO THE SHAREHOLDERS OF STOLT-NIELSEN S.A. 30 November 2005
STOLT-NIELSEN S.A. Société Anonyme Holding 23, avenue Monterey L-2086 Luxembourg Report of the Board of Directors to the Annual General Meeting of Stolt-Nielsen S.A. to be held at Services Généraux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg May 26, 2006
STOLT-NIELSEN S.A. SOCIETE ANONYME HOLDING BALANCE SHEETS AS OF NOVEMBER 30, 2005 AND 2004 (Currency—U.S. Dollars)
STOLT-NIELSEN S.A. SOCIETE ANONYME HOLDING STATEMENTS OF PROFIT AND LOSS FOR THE YEARS ENDED NOVEMBER 30, 2005 and 2004 (Currency—U.S. Dollars)
STOLT-NIELSEN S.A. CONSOLIDATED BALANCE SHEETS
STOLT-NIELSEN S.A. CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
STOLT-NIELSEN S.A. CONSOLIDATED STATEMENTS OF CASH FLOWS